EXHIBIT 2.1

AGREEMENT AND PLAN OF

REORGANIZATION AND MERGER

BY AND BETWEEN

RANDOLPH BANK & TRUST COMPANY

AND

BANK OF THE CAROLINAS

AND JOINED IN BY

BANK OF THE CAROLINAS CORPORATION

April 12, 2007

TABLE OF CONTENTS

ARTICLE I. THE MERGER		2
1.01	Names of Participating Corporations	2
1.02	Nature of Transaction	2
1.03	Effect of Merger	2
1.04	Conversion and Exchange of Randolph Stock	2
1.05	Articles of Incorporation, Bylaws and Management	4
1.06	Closing; Effective Time	5
ARTICLE II. REPRESENTATIONS AND WARRANTIES OF RANDOLPH		5
2.01	Organization; Standing; Power	5
2.02	Capital Stock	6
2.03	Principal Shareholders	6
2.04	Subsidiaries	6
2.05	Convertible Securities, Options, Etc.	6
2.06	Authorization and Validity of Agreement	7
2.07	Validity of Transactions; Absence of Required Consents or Waivers	7
2.08	Randolph Books and Records	8
2.09	Randolph Reports	8
2.10	Randolph Financial Statements	8
2.11	Randolph Tax Returns and Other Tax Matters	9
2.12	Absence of Changes or Certain Other Events	9
2.13	Absence of Undisclosed Liabilities	10
2.14	Compliance with Existing Obligations	10
2.15	Litigation and Compliance with Law	10
2.16	Real Properties	11
2.17	Loans, Accounts, Notes and Other Receivables	12
2.18	Securities Portfolio and Investments	13
2.19	Personal Property and Other Assets	14
2.20	Patents and Trademarks	14
2.21	Environmental Matters	14
2.22	Absence of Brokerage or Finders Commissions	16
2.23	Material Contracts	16
2.24	Employment Matters; Employee Relations	17
2.25	Employment Agreements; Employee Benefit Plans	17
2.26	Insurance	19
2.27	Insurance of Deposits	20
2.28	Indemnification Obligations	20
2.29	Obstacles to Regulatory Approval	20
2.30	Disclosure	20
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BOCC		20
3.01	Organization; Standing; Power	21
3.02	Capital Stock	21
3.03	Authorization and Validity of Agreement	21
3.04	Validity of Transactions; Absence of Required Consents or Waivers	21

3.05	Convertible Securities, Options, Etc.	22
3.06	BOCC Books and Records	22
3.07	BOC Reports	22
3.08	BOCC Financial Statements	23
3.09	BOCC Tax Returns and Other Tax Matters	23
3.10	Absence of Material Adverse Changes or Certain Other Events	24
3.11	Absence of Undisclosed Liabilities	24
3.12	Litigation and Compliance with Law	24
3.13	Reserve for Loan Losses	25
3.14	Insurance of Deposits	25
3.15	Obstacles to Regulatory Approval	25
3.16	Disclosure	25
3.17	Employee Benefit Plans	26
ARTICLE IV COVENANTS OF RANDOLPH		26
4.01	Affirmative Covenants of Randolph	26
4.02	Negative Covenants of Randolph	31
ARTICLE V COVENANTS OF BOC AND BOCC		36
5.01	BOCC Shareholders’ Meeting	37
5.02	Registration Statement	37
5.03	“Blue Sky” Approvals	38
5.04	Employees; Employee Benefits	38
5.05	Further Action; Instruments of Transfer	39
ARTICLE VI ADDITIONAL AGREEMENTS		39
6.01	Preparation and Distribution of Proxy Statement/Prospectus	39
6.02	Regulatory Approvals	39
6.03	Information for Proxy Statement/Prospectus and Applications for Regulatory Approvals	40
6.04	Announcements; Confidential Information	40
6.05	Real Property Matters	42
6.06	Plans for and Agreements with Directors and Employees	44
6.07	Directors’ and Officers’ Liability Insurance	45
6.08	Tax Opinion	45
6.09	Final Tax Return	45
6.10	Restrictions on BOCC Stock Issued to Certain Persons	45
6.11	Expenses	46
6.12	Directors	46
6.13	Preferred Stock Dividends	46
6.14	Randolph Options	46
ARTICLE VII CONDITIONS PRECEDENT TO MERGER		47
7.01	Conditions to all Parties’ Obligations	47
7.02	Additional Conditions to Randolph’s Obligations	49
7.03	Additional Conditions to BOC’s and BOCC’s Obligations	50
ARTICLE VIII TERMINATION; BREACH; REMEDIES		51
8.01	Mutual Termination	51
8.02	Unilateral Termination	52

8.03	Breach; Remedies	56
8.04	Termination Fees	57
ARTICLE IX INDEMNIFICATION		58
9.01	Indemnification Following Termination of Agreement	58
9.02	Procedure for Claiming Indemnification	59
ARTICLE X MISCELLANEOUS PROVISIONS		60
10.01	Survival of Representations, Warranties, Indemnification and Other Agreements	60
10.02	Waiver	60
10.03	Amendment	60
10.04	Notices	60
10.05	Further Assurance	61
10.06	Headings and Captions	61
10.07	Gender and Number	61
10.08	Entire Agreement	61
10.09	Severability of Provisions	61
10.10	Assignment	61
10.11	Counterparts	62
10.12	Governing Law	62
10.13	Previously Disclosed Information	62
10.14	Best Knowledge	62
10.15	Inspection	62

EXHIBIT A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

By and Between

RANDOLPH BANK & TRUST COMPANY

and

BANK OF THE CAROLINAS

and joined in by

BANK OF THE CAROLINAS CORPORATION

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”) is entered into as of the 12th day of April, 2007, by and between RANDOLPH BANK & TRUST COMPANY (“Randolph”) and BANK OF THE CAROLINAS (“BOC”), and joined in by BANK OF THE CAROLINAS CORPORATION (“BOCC”) to evidence its approval of this Agreement and its consent to the terms of this Agreement that apply to it.

WHEREAS, BOC is a North Carolina banking corporation with its principal office and place of business located in Mocksville, Davie County, North Carolina; and,

WHEREAS, BOCC is a North Carolina business corporation with its principal office and place of business located in Mocksville, Davie County, North Carolina, and is the owner of all the outstanding shares of BOC stock; and,

WHEREAS, Randolph is a North Carolina banking corporation with its principal office and place of business located in Asheboro, Randolph County, North Carolina; and,

WHEREAS, Randolph and BOC have agreed that it is in their mutual best interests, and in the best interests of their respective shareholders, for Randolph to be merged with and into BOC in the manner and upon the terms and conditions contained in this Agreement; and,

WHEREAS, to effectuate the foregoing, Randolph, BOC and BOCC desire to adopt this Agreement as a plan of reorganization in accordance with the provisions of Section 368 of the Internal Revenue Code of 1986, as amended; and,

WHEREAS, Randolph’s Board of Directors has approved this Agreement and will recommend to Randolph’s shareholders that they approve the transactions described herein; and,

WHEREAS, BOC’s and BOCC’s Boards of Directors have approved this Agreement, BOC’s Board of Directors recommends that BOCC as its sole shareholder approve the transactions described in this Agreement, and BOCC’s Board of Directors approve the transaction on behalf of BOCC as sole shareholder of BOC, and BOCC’s Board of Directors will recommend to BOCC’s shareholders that they approve the transactions described in this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement, and the representations, warranties, conditions, covenants and promises herein contained, and subject to the terms and conditions hereof, Randolph, BOC, and BOCC hereby adopt and make this Agreement and mutually agree as follows:

ARTICLE I. THE MERGER

1.01 Names of Participating Corporations. The names of the corporations proposing to merge are RANDOLPH BANK & TRUST COMPANY (“Randolph”) and BANK OF THE CAROLINAS (“BOC”).

1.02 Nature of Transaction. Subject to the provisions of this Agreement, at the “Effective Time” (as defined in Paragraph 1.06 below), Randolph will be merged into BOC with the effects provided for under N.C. Gen. Stat. §§ 53-12, 55-11-01 and 55-11-06 (the “Merger”).

1.03 Effect of Merger. At the Effective Time, and by reason of the Merger, the separate corporate existence of Randolph shall cease while the corporate existence of BOC as the surviving corporation in the Merger shall continue with all of its purposes, objects, rights, privileges, powers and franchises, all of which shall be unaffected and unimpaired by the Merger. Following the Merger, BOC shall continue to operate as a North Carolina banking corporation and will conduct its business at the then legally established branch and main offices of BOC and Randolph. The duration of the corporate existence of BOC, as the surviving corporation, shall be perpetual and unlimited.

1.04 Conversion and Exchange of Randolph Stock.

(a) Consideration. Except as otherwise provided in this Agreement, at the Effective Time, as consideration for and to effect the Merger, (i) all rights of Randolph’s shareholders with respect to all outstanding shares of Randolph’s $5.00 par value common stock (“Randolph Common Stock”) shall cease to exist and each such outstanding share shall be converted, without any action by Randolph, BOC, BOCC or any Randolph shareholder, into the right to receive 2.67 shares (the “Exchange Ratio”) of BOCC $5.00 par value common stock (“BOCC Stock”), subject to the provisions of Paragraph 1.04(f) below as to fractional shares resulting from the exchange, and (ii) all rights of Randolph’s shareholders with respect to all outstanding shares of Randolph’s $5.00 par value Series A preferred stock (“Randolph Preferred Stock”) shall cease to exist and each such outstanding share shall be converted, without any action by Randolph, BOC, BOCC or any Randolph shareholder, into the right to receive cash in the amount of $1,000.00, plus any amount of unpaid quarterly dividends on the Randolph Preferred Stock beginning January 1, 2007, prorated on a daily basis for partial quarters. Randolph Common Stock and Randolph Preferred Stock are sometimes referred to collectively in this Agreement as “Randolph Stock.”

(b) Randolph Certificates. At the Effective Time, and without any action by Randolph, BOC, BOCC or any Randolph shareholder, Randolph’s stock transfer books shall be closed and there shall be no further transfers of Randolph Stock on its stock transfer books or the registration of any transfer of a certificate evidencing Randolph Stock (a “Randolph Certificate”) by any holder thereof, and the holders of Randolph Certificates shall cease to be, and shall have no further rights as, stockholders of Randolph other than as provided in this Agreement. Following the Effective Time, (i) Randolph Certificates for Randolph Common Stock shall evidence only the right of the registered holders thereof to receive certificates evidencing the numbers of whole shares of BOCC Stock into which their Randolph Common Stock was converted at the Effective Time, together with cash for any fractional shares calculated as described in Paragraph 1.04(f) below, and (ii) Randolph Certificates for Randolph Preferred Stock shall evidence only the right of the registered holders thereof to receive the cash into which their Randolph Preferred Stock was converted at the Effective Time; provided, however, that any holders of Randolph Stock who have properly exercised their right of dissent and appraisal (“Dissenters’ Rights”) under Article 13 of Chapter 55 of the North Carolina General Statutes (the “Dissent Statute”) shall receive cash as provided in the Dissent Statute.

(c) Exchange and Payment Procedures; Surrender of Certificates. As promptly as practicable, but not more than ten business days following the Effective Time, BOCC and BOC shall send or cause to be sent to each former Randolph shareholder of record immediately prior to the Effective Time written instructions and transmittal materials (a “Transmittal Letter”) for use in surrendering Randolph Certificates to BOCC and BOC or to an exchange agent appointed by BOCC and BOC. Upon the proper surrender and delivery to BOCC and BOC or their agent (in accordance with its instructions, and accompanied by a properly completed Transmittal Letter) by a former shareholder of Randolph of his or her Randolph Certificate(s), and in exchange therefor, (i) BOCC shall as soon as practicable issue and deliver, to each holder of Randolph Common Stock, stock certificates evidencing the numbers of whole shares of BOCC Stock into which the shareholder’s Randolph Common Stock was converted at the Effective Time, together with cash for any fractional shares calculated as described in Paragraph 1.04(f) below, and (ii) BOC shall as soon as practicable issue and deliver, to each holder of Randolph Preferred Stock, a check for the cash into which the shareholder’s Randolph Preferred Stock was converted at the Effective Time.

Subject to Paragraph 1.04(g), no consideration shall be issued or delivered to any former Randolph shareholder unless and until that shareholder shall have properly surrendered to BOCC and BOC or their agent the Randolph Certificate(s) formerly representing his or her shares of Randolph Stock, together with a properly completed Transmittal Letter. Further, until a former shareholder’s Randolph Certificates for Randolph Common Stock are so surrendered and certificates evidencing the BOCC Stock into which his or her Randolph Common Stock was converted at the Effective Time actually are issued to him or her, no dividend or other distribution payable by BOCC with respect to that BOCC Stock as of any date subsequent to the Effective Time shall be paid or delivered to the former Randolph shareholder. However, upon the proper surrender of the shareholder’s Randolph Certificate for Randolph Common Stock and the issuance to that shareholder of certificates representing the BOCC Stock to which the shareholder is entitled, if BOCC shall have paid any dividend or made any distribution to the holders of its BOCC Stock of record as of a date after the Effective Time, BOCC shall pay the former Randolph shareholder the amount of that dividend or distribution related to the BOCC Stock being issued to the former Randolph shareholder. No interest shall be paid on any cash due a shareholder for shares of Randolph Preferred Stock, for fractional shares of Randolph Common Stock, or for dividends on any BOCC Stock.

(d) Antidilutive Adjustments. If, prior to the Effective Time, Randolph or BOCC shall declare any dividend payable in shares of Randolph Stock in the case of Randolph, or BOCC Stock in the case of BOCC, or shall subdivide, split, reclassify or combine the presently outstanding shares of Randolph Stock or BOCC Stock, then an appropriate and proportionate adjustment shall be made in the number of shares of BOCC Stock or cash into which each share of Randolph Stock will be converted at the Effective Time pursuant to this Agreement.

(e) Dissenters. Any shareholder of Randolph who properly exercises Dissenters’ Rights shall be entitled to receive payment of the fair value of his or her shares of Randolph Stock in the manner and pursuant to the procedures provided for in the Dissent Statute. Shares of Randolph Stock held by persons who exercise Dissenters’ Rights shall not be converted as described in Paragraph 1.04(a). However, if any shareholder of Randolph who exercises Dissenters’ Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of Randolph Common Stock shall be deemed to have been converted into BOCC Stock, and each of his or her shares of Randolph Preferred Stock shall be deemed to have been converted into cash, as of the Effective Time as provided in Paragraph 1.04(a).

(f) Fractional Shares. If the conversion of the shares of Randolph Common Stock held by any Randolph shareholder results in a fraction of a share of BOCC Stock, then, in lieu of issuing that fractional share, BOC will pay to that shareholder cash in an amount equal to that fraction multiplied by the closing price of BOCC shares at the Effective Time as determined by BOCC based on quotations on the Nasdaq Capital Market on such date, which determination shall be conclusive absent manifest error.

(g) Lost Certificates. Following the Effective Time, shareholders of Randolph whose Randolph Certificates have been lost, destroyed, stolen, or otherwise are missing shall be entitled to receive the applicable consideration set forth in Paragraph 1.04(a) in accordance with and upon compliance with reasonable conditions imposed by BOCC, including without limitation a requirement that those shareholders provide lost instruments indemnities or surety bonds in form, substance and amount satisfactory to BOCC.

1.05 Articles of Incorporation, Bylaws and Management. The Articles of Incorporation and Bylaws of BOC in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of BOC as the surviving corporation in the Merger. The directors of BOC in office at the Effective Time shall constitute the Board of Directors of BOC as the surviving corporation in the Merger and shall continue to hold such offices until removed as provided by law or until the election or appointment of their respective successors. The officers of BOC in office at the Effective Time shall continue to serve in their same positions as officers of BOC as the surviving corporation in the Merger until removed as provided by law or until the election or appointment of their respective successors.

1.06 Closing; Effective Time. The consummation and closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of BOC’s and BOCC’s legal counsel, Ward and Smith, P.A., in Raleigh, North Carolina, or at such other place as BOCC shall designate, on a date mutually agreed upon by Randolph, BOC, and BOCC (the “Closing Date”) after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by governmental or regulatory authorities (but, subject to Paragraph 8.02(c), in no event more than thirty (30) days following the expiration of all such required waiting periods). At the Closing, Randolph, BOC, and BOCC shall take such actions (including without limitation the delivery of certain closing documents and the execution of the Articles of Merger under North Carolina law) as are required in this Agreement and as otherwise shall be required by law to consummate the Merger and cause it to become effective.

Subject to the terms and conditions set forth in this Agreement, the Merger shall become effective on the date and at the time (the “Effective Time”) specified in Articles of Merger executed by BOC and filed by it with the North Carolina Secretary of State in accordance with applicable law; provided, however, that the Effective Time shall in no event be more than ten (10) days following the Closing Date.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF RANDOLPH

Except as otherwise specifically provided in this Agreement or as “Previously Disclosed” (as defined in Paragraph 10.13) by Randolph, Randolph hereby makes the following representations and warranties to BOC and BOCC.

The term “Randolph Material Effect” shall mean a material adverse effect on Randolph, or on its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties or operations, or a material adverse effect on Randolph’s ability to consummate the transactions described herein, or the acceleration of any material obligation or indebtedness of Randolph, and the term “Randolph Material Change” shall mean a material adverse change in or affecting the financial condition of Randolph or its results of operations, prospects, business, assets, loan portfolio, investments, properties or operations; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, (c) the impact of laws, rules, regulations and court decisions (other than court decisions related to litigation in which Randolph is a party, or (d) acts of war or terrorism.

2.01 Organization; Standing; Power. Randolph (a) is duly organized and incorporated, validly existing and in good standing as a banking corporation under the laws of North Carolina; (b) has all requisite power and authority (corporate and other) to own, lease and operate its properties and to carry on its business as it now is being conducted; (c) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein, or in which the transaction of its business, makes such qualification necessary, except where failure so to qualify would not have a Randolph Material Effect; and (d) is not transacting business or operating any properties owned or leased by it in violation of any provision of federal, state or local law or any rule or regulation promulgated thereunder, except where such violation would not have a Randolph Material Effect.

2.02 Capital Stock. Randolph’s authorized capital stock consists of (a) 2,500,000 shares of Randolph Common Stock, of which 986,267 shares are issued and outstanding, and (b) 1,000,000 shares preferred stock, $5.00 par value, including 10,000 shares of Randolph Preferred Stock, of which 2,300 shares are issued and outstanding. Randolph has issued and outstanding options to purchase 28,330 shares of Randolph Common Stock pursuant to Randolph’s 1998 Omnibus Stock Plan (the “Randolph Stock Options”). The issued and outstanding shares of Randolph Common Stock, Randolph Preferred Stock and the issued and outstanding Randolph Stock Options constitute Randolph’s only outstanding securities or options on equity securities. The exercise price of the outstanding Randolph Stock Options has not been changed since Randolph began negotiations related to this Agreement with BOC and BOCC.

Each outstanding share of Randolph Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and, except as provided in Section 53-42 of the North Carolina General Statutes, nonassessable, and (ii) has not been issued in violation of the preemptive rights of any shareholder. The Randolph Common Stock is registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Randolph is subject to the reporting requirements of the 1934 Act.

2.03 Principal Shareholders. Except as otherwise described below, to the “Best Knowledge” (as defined in Paragraph 10.14 below) of Randolph, no person or entity beneficially owns, directly or indirectly, more than five percent (5%) of the outstanding shares of Randolph Common Stock.

As of the date of this Agreement, the following persons owned, beneficially and of record, more than five percent (5%) of the outstanding shares of Randolph Common Stock:

Name	Number of Shares
Wallace and Ersal Garner	49,736

2.04 Subsidiaries. Randolph owns all of the issued and outstanding shares of Randolph Investment Services Company, a North Carolina corporation (“Randolph Investment”). Other than Randolph Investment, Randolph has no subsidiaries, direct or indirect. Except for equity securities included in its investment portfolio at April 12, 2007, and Previously Disclosed to BOCC pursuant to Paragraph 10.13 below, Randolph does not own any stock or other equity interest in any other corporation, service corporation, joint venture, partnership or other entity.

2.05 Convertible Securities, Options, Etc. With the exception of the Randolph Stock Options, Randolph does not have any outstanding (a) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Randolph Stock or any other securities of Randolph, (b) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Randolph Stock or any other securities of Randolph, or (c) plan, agreement or other arrangement pursuant to which shares of Randolph Stock or any other securities of Randolph, or options, warrants, rights, calls or other commitments of any nature pertaining to any securities of Randolph, have been or may be issued.

2.06 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by Randolph’s Board of Directors in such a manner that the 80% shareholder approval requirement of Article VIII of Randolph’s Amended and Restated Articles of Incorporation does not apply to the Merger. Subject only to approval of this Agreement by the shareholders of Randolph, BOC and BOCC in the manner required by law and required approvals of federal, state, or local governmental, regulatory, or judicial authorities having jurisdiction over Randolph, BOC and BOCC, or any of their business operations, properties or assets, or the transactions described herein (collectively, the “Regulatory Authorities”) (as contemplated by Paragraph 6.02), (a) Randolph has the corporate power and authority to execute and deliver this Agreement and to perform its obligations and agreements and carry out the transactions described in this Agreement, (b) all corporate proceedings and approvals required to authorize Randolph to enter into this Agreement and to perform its obligations and agreements and carry out the transactions described herein have been duly and properly completed or obtained, and (c) this Agreement constitutes the valid and binding agreement of Randolph and is enforceable in accordance with its terms (except to the extent enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (ii) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (iii) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

2.07 Validity of Transactions; Absence of Required Consents or Waivers. Subject to approval of this Agreement by the shareholders of Randolph, BOC, and BOCC in the manner required by law and receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02), neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by Randolph with any of its obligations or agreements contained herein, nor any action or inaction by Randolph required herein, will: (a) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, the Articles of Incorporation or Bylaws of Randolph, or any material contract, agreement, lease, mortgage, note, bond, indenture, license, obligation or understanding (oral or written) to which Randolph is bound or by which it or its business, capital stock or any of its properties or assets may be affected; (b) result in the creation or imposition of any material lien, claim, interest, charge, restriction or encumbrance upon any of the properties or assets of Randolph; (c) violate any applicable federal or state statute, law, rule, or regulation, or any judgment, order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body, which violation will or may have a Randolph Material Effect; or (d) result in the acceleration of any obligation or indebtedness of Randolph.

No consents, approvals or waivers are required to be obtained from any person or entity in connection with Randolph’s execution and delivery of this Agreement, or the performance of its obligations or agreements or the consummation of the transactions described herein, except for required approvals of Randolph’s, BOC’s, and BOCC’s shareholders and of Regulatory Authorities (as contemplated by Paragraph 6.02).

2.08 Randolph Books and Records. Randolph’s and Randolph Investment’s respective books of account and business records have been maintained in all material respects in compliance with all applicable legal and accounting requirements, and such books and records are complete and reflect accurately in all material respects their respective items of income and expense and all of their respective assets, liabilities, and stockholders’ equity. The respective minute books of Randolph and Randolph Investment are complete and accurately reflect in all material respects all corporate actions which their respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books, and all such minute books have been or will be made available to BOC and its representatives.

2.09 Randolph Reports. To the “Best Knowledge” (as defined in Paragraph 10.14) of Randolph, since January 1, 2002, Randolph has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the North Carolina Commissioner of Banks (the “Commissioner”), (ii) the Federal Deposit Insurance Corporation (the “FDIC”), and (iii) any other Regulatory Authorities with supervisory responsibility over Randolph or Randolph Investment. These reports, registrations and statements filed by Randolph are collectively referred to in this Agreement as the “Randolph Reports.” To the Best Knowledge of Randolph, the Randolph Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the Regulatory Authorities with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Randolph has not been notified that any such Randolph Reports were deficient in any material respect as to form or content.

2.10 Randolph Financial Statements. Randolph has Previously Disclosed copies of its audited consolidated statements of financial condition as of December 31, 2005, and its audited consolidated statements of income, stockholders’ equity and cash flows for the two years ended December 31, 2005 and 2004, together with notes thereto, and Randolph will have prepared and will deliver by April 30, 2007, copies of its audited consolidated statements of financial condition as of December 31, 2006, and its audited consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006, together with notes thereto (collectively, the “Randolph Audited Financial Statements”). Randolph has Previously Disclosed copies of its unaudited consolidated statement of financial condition as of September 30, 2006, and unaudited consolidated statements of income and cash flows for the nine-months ended September 30, 2006 and 2005, together with notes thereto (collectively, the “Randolph Interim Financial Statements”). Randolph also has Previously Disclosed a draft of the Randolph Audited Financial Statements for the year ending December 31, 2006 (the “Randolph Draft Financial Statements”). Following the date of this Agreement, Randolph promptly will prepare and deliver to BOC all subsequent annual or interim financial statements prepared by or for Randolph. The Randolph Audited Financial Statements and the Randolph Interim Financial

Statements (a) have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, (b) are in accordance with Randolph’s books and records, and (c) present fairly Randolph’s consolidated financial condition, assets and liabilities, results of operations, changes in stockholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein. The Randolph Audited Financial Statements have been audited by Dixon Hughes PLLC, which serves as Randolph’s independent registered public accounting firm.

2.11 Randolph Tax Returns and Other Tax Matters. (a) Randolph has timely filed or caused to be filed all federal, state and local income tax returns and reports which are required by law to have been filed, and, to the Best Knowledge of Randolph, all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (b) all federal, state and local income taxes reflected in such returns, and all profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments, which have become due from or been assessed or levied against Randolph or its properties have been fully paid or, if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected on the Randolph Interim Financial Statements; (c) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of Randolph have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue in the last ten years and Randolph has not received any indication of the pendency of any audit or examination in connection with any such tax return or report and, to the Best Knowledge of Randolph, no such return or report is subject to adjustment; and (d) Randolph has not executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any such tax return or report, or the assessment or collection of any tax.

2.12 Absence of Changes or Certain Other Events.

(a) Since December 31, 2006, Randolph has conducted its business only in the ordinary course, and there has been no Randolph Material Change, and there has occurred no event or development, and there currently exists no condition or circumstance, which, with the lapse of time or otherwise, may or could cause, create or result in a Randolph Material Change.

(b) Since December 31, 2006, and except as described in Paragraph 2.13 below, Randolph has not incurred any material liability, engaged in any material transaction, entered into any material agreement, increased the salaries, compensation or general benefits payable or provided to its employees (with the exception of routine increases in the salaries of employees effected by Randolph at such times and in such amounts as is consistent with its past practices and its salary administration and review policies and procedures in effect prior to December 31, 2006), suffered any material loss, destruction, or damage to any of its properties or assets, or made a material acquisition or disposition of any assets or entered into any material contract or lease.

2.13 Absence of Undisclosed Liabilities. Randolph does not have any material liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including without limitation tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (a) those reflected in the Randolph Audited Financial Statements, (b) increases in deposit accounts in the ordinary course of Randolph’s business since December 31, 2006, or (iii) unfunded commitments to make, issue or extend loans, lines of credit, letters of credit or other extensions of credit entered into in the ordinary course of Randolph’s business and in accordance with its normal lending policies and practices.

2.14 Compliance with Existing Obligations. Randolph has performed in all material respects all obligations required to be performed by it under, and it is not in default in any material respect under, or in violation in any material respect of, the terms and conditions of, its Articles of Incorporation, Bylaws and/or any material contract, agreement, lease, mortgage, note, bond, indenture, license, obligation, understanding or other undertaking (whether oral or written) to which it is bound or by which its business, operations, capital stock, properties or assets may be affected and which default or violation would have, either individually or cumulatively with other such defaults or violations, a Randolph Material Effect.

2.15 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the Best Knowledge of Randolph, any facts or circumstances which reasonably could be expected to result in such), including without limitation any such action by any Regulatory Authority, which currently exist or are ongoing, pending or, to the Best Knowledge of Randolph, threatened, contemplated or probable of assertion, against Randolph or any of its respective properties or assets or, to the Best Knowledge of Randolph, otherwise relating to or affecting Randolph or its business.

(b) Randolph has all licenses, permits, orders, authorizations or approvals (“Permits”) of all federal, state, local or foreign governmental or regulatory agencies that are material to or necessary for the conduct of its business or to own, lease and operate its properties, all such Permits are in full force and effect, no violations have occurred with respect to any such Permits, and no proceeding is pending or, to the Best Knowledge of Randolph, threatened or probable of assertion, to suspend, cancel, revoke or limit any Permit, except where the same would not have, either individually or cumulatively with other such violations or proceedings, a Randolph Material Effect.

(c) With the exception of the Memorandum of Understanding between Randolph, the Commissioner and the FDIC dated March 16, 2005, Randolph is not subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any Regulatory Authority (including without limitation the Commissioner and the FDIC) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or any other matter; there are no judgments, orders, stipulations, injunctions, decrees or awards against Randolph which limit, restrict, regulate, enjoin or prohibit in any material respect any present or past business or practice of Randolph; and Randolph has not been advised, nor has any reason to believe, that any Regulatory Authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, writ, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) To the Best Knowledge of Randolph, Randolph is not in violation or default in any material respect under, and has complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any Regulatory Authority (including without limitation all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other federal and state laws and regulations applicable to extensions of credit), except where its failure to comply would not have, either individually or cumulatively with such other failures, a Randolph Material Effect. To the Best Knowledge of Randolph, there is no basis for any claim by any person or authority for compensation, reimbursement, damages, or other penalties or relief for any violations described in this subparagraph (d).

2.16 Real Properties.

(a) Randolph has Previously Disclosed a list of all parcels of real property owned or leased by Randolph or Randolph Investment (“Real Property”). With respect to each such parcel of owned Real Property, Randolph or Randolph Investment has good and marketable fee simple title to that Real Property and owns the same free and clear of all mortgages, liens, leases, encumbrances, title defects and exceptions to title other than (i) the lien of current taxes not yet due and payable, and (ii) such imperfections of title and restrictions, covenants and easements (including utility easements) which do not materially and adversely affect the economic value or marketability of that Real Property or materially detract from, interfere with or restrict the present or future use of that Real Property for the purposes for which it currently is used.

(b) Randolph has Previously Disclosed to BOC a list of all parcels of Real Property in which Randolph or Randolph Investment has a leasehold interest, together with true and complete copies of the lease agreement pertaining to each such parcel (the “Lease Agreements”). With respect to each such parcel, (i) Randolph or Randolph Investment has unconditionally accepted occupancy of and currently is occupying that property; (ii) the lease term, commencement date, expiration date, renewal terms, and current rent applicable to that parcel is as set forth in the Lease Agreement pertaining to it; (iii) the Lease Agreement pertaining to that parcel is in full force and effect and has not been modified or amended; (iv) the terms and conditions of the Lease Agreement pertaining to that parcel will continue without modification notwithstanding the Merger, and the Merger will not be deemed to be a transfer or assignment in violation of or otherwise to violate the Lease Agreement, to require the approval of the landlord under the Lease Agreement, or to prevent the exercise of or result in the loss of any right or option to renew or extend the Lease Agreement or to purchase that parcel; (v) Randolph or Randolph Investment has performed all of the lessee’s obligations (including the payment of rent) under the Lease Agreement pertaining to that parcel, and no event of default by the lessee exists or has occurred under that Lease Agreement (including without limitation any default that would prevent the exercise of or result in the loss of any right or option to renew or extend the Lease Agreement or to purchase that parcel); and (vi) to the Best Knowledge of Randolph, the landlord with respect to that parcel has performed all of the landlord’s obligations under the Lease Agreement pertaining to that parcel, and no event of default by the landlord exists or has occurred under that Lease Agreement.

(c) The Real Property complies in all material respects with all applicable federal, state and local laws, regulations, ordinances or orders of any governmental or regulatory authority, including without limitation those relating to zoning, building and use permits, as well as the Americans with Disabilities Act. The parcels of Real Property upon Randolph and Randolph Investment offices are situated, or which are used by Randolph or Randolph Investment in conjunction with their respective businesses, may, under applicable zoning ordinances, be used for the purposes for which they currently are used as a matter of right rather than as a conditional or nonconforming use.

(d) With respect to each parcel of Real Property that currently is used by Randolph or Randolph Investment as an office, (i) all improvements and fixtures included in or on that Real Property are in satisfactory condition and repair and performing the functions and operations for which they were designed, ordinary wear and tear excepted, and (ii) there does not exist any condition which materially and adversely affects the economic value or marketability of that Real Property or materially detracts from, interferes with or restricts Randolph’s or Randolph Investment’s present use (or BOCC’s or BOC’s use after the Merger) of that Real Property or those improvements and fixtures for the purposes for which they currently are used.

2.17 Loans, Accounts, Notes and Other Receivables.

(a) All loans, accounts, notes and other receivables reflected as assets on Randolph’s books and records (i) have resulted from bona fide business transactions in the ordinary course of its operations, (ii) in all material respects were made in accordance with Randolph’s standard practices and procedures, and (iii) are owned by Randolph free and clear of all liens, encumbrances, assignments, repurchase agreements or other exceptions to title or, to the Best Knowledge of Randolph, to the ownership or collection rights of any other person or entity.

(b) All records of Randolph regarding all outstanding loans, accounts, notes and other receivables, and all other real estate owned, are accurate in all material respects, and each loan which Randolph loan documentation indicates is secured by any real or personal property or property rights (“Loan Collateral”) is secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in Randolph records of such loan (except for immaterial defects in perfection or priority that, individually or in the aggregate, will not have a Randolph Material Effect).

(c) To the Best Knowledge of Randolph, each loan reflected as an asset on Randolph’s books, and each guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon (subject to the application of general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws), and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

(d) Randolph has Previously Disclosed to BOCC a written listing of (i) each loan or other asset of Randolph which, as of March 31, 2007, was classified by any Regulatory Authority as “Loss,” “Doubtful,” “Substandard” or “Special Mention” (or otherwise by words of similar import), or which Randolph otherwise placed on any “watch list” because of concerns regarding the ultimate collectibility or deteriorating condition of such asset or any obligor or Loan Collateral therefor, (ii) each loan of Randolph which, as of March 31, 2007, was past due more than 30 days as to the payment of principal and/or interest, and (iii) each loan as to which any obligor thereon (including the borrower or any guarantor) was in default (other than as a result of nonpayment of principal or interest), was, to the Best Knowledge of Randolph, the subject of a proceeding in bankruptcy, or on which any such obligor has expressly indicated any inability or intention not to repay such loan in accordance with its terms, and that do not appear in the loans Previously Disclosed pursuant to (i) or (ii) above.

(e) To the Best Knowledge of Randolph, each of the loans of Randolph (with the exception of those loans Previously Disclosed to BOC as described in Paragraph 2.17(d) above) is collectible in the ordinary course of Randolph’s business in an amount which is not less than the amount at which it is carried on Randolph’s books and records.

(f) Randolph’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and, to the Best Knowledge of Randolph, all applicable requirements, rules and policies of the Commissioner and the FDIC and, in the best judgment of management and the Board of Directors of Randolph, is reasonable in view of the size and character of Randolph’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in Randolph’s loan portfolio and other real estate owned.

2.18 Securities Portfolio and Investments. Randolph has Previously Disclosed a listing of all securities owned, of record or beneficially, by Randolph and Randolph Investment as of the last day of the calendar year immediately preceding the date of this Agreement. All securities owned, of record or beneficially, by Randolph and Randolph Investment as of the date hereof are held free and clear of all mortgages, liens, pledges, encumbrances or any other restriction or rights of any other person or entity, whether contractual or statutory (other than customary pledges in the ordinary course of Randolph’s business to secure public funds deposits and restrictions imposed by and the rights of the issuers of such securities), which would materially impair the ability of Randolph or Randolph Investment to dispose freely of any such security and/or otherwise to realize the benefits of ownership thereof at any time. There are no voting trusts or other agreements or undertakings to which Randolph or Randolph Investment is a party with respect to the voting of any such securities. With respect to all “repurchase agreements” under which Randolph or Randolph Investment has “purchased” securities under agreement to resell, Randolph has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt owed to it which is secured by such collateral.

Since December 31, 2006, there has been no material deterioration or adverse change in the quality, or any material decrease in the value, of Randolph’s securities portfolio as a whole.

2.19 Personal Property and Other Assets. All banking equipment, data processing equipment, vehicles, and other personal property used by Randolph and material to the operation of its business are owned by it free and clear of all liens, encumbrances, leases, title defects or exceptions to title. To the Best Knowledge of Randolph, all of Randolph’s personal property material to its business is in good operating condition and repair, ordinary wear and tear excepted.

2.20 Patents and Trademarks. To the Best Knowledge of Randolph, Randolph owns, possesses or has the right to use any and all patents, licenses, trademarks, trade names, copyrights, trade secrets and proprietary and other confidential information necessary to conduct its business as now conducted; and, Randolph has not violated, and is not in conflict with, any patent, license, trademark, trade name, copyright or proprietary right of any other person or entity, except where such violation or conflict would not have a Randolph Material Effect.

2.21 Environmental Matters.

(a) As used in this Agreement, “Environmental Laws” shall mean:

(i) all federal, state, and local statutes, regulations and ordinances,

(ii) all common law, and

(iii) all orders, decrees, and similar provisions having the force or effect of law and to which Randolph is subject, which, in the case of any of the above, concern or relate to pollution or protection of the environment, standards of conduct and bases of obligations or liability relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, discharge, release, threatened release, control, or clean-up of any “Hazardous Substances” (as defined below), or public or worker health and safety.

“Hazardous Substance” shall mean any materials, substances, wastes, chemicals, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Laws, whether by type or quantity, including without limitation pesticides, pollutants, contaminants, toxic chemicals, oil, or other petroleum products or byproducts, asbestos or materials containing (or presumed to contain) asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead, radon, methyl tertiary butyl ether, or radioactive material.

(b) Randolph has Previously Disclosed, and provided BOC with copies of, all written reports, correspondence, notices or other information or materials, if any, in its possession pertaining to environmental surveys or assessments of the Real Property and any improvements thereon, the presence of any Hazardous Substance on any of the Real Property, or any violation or alleged violation of Environmental Laws on, affecting or otherwise involving the Real Property or involving Randolph.

(c) To the Best Knowledge of Randolph, there has been no presence, use, production, generation, handling, transportation, treatment, storage, disposal, emission, discharge, release, or threatened release of any Hazardous Substances by any person on, from or relating to the Real Property which constitutes a violation of any Environmental Laws, or any removal, clean-up or remediation of any Hazardous Substances from, on or relating to the Real Property.

(d) Randolph has not violated any Environmental Laws relating to any of the Real Property, and there has been no violation of any Environmental Laws relating to any of the Real Property by any other person or entity for whose liability or obligation with respect to any particular matter or violation for which Randolph is or may be responsible or liable.

(e) To the Best Knowledge of Randolph, Randolph is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to the Real Property or by any person or entity.

(f) To the Best Knowledge of Randolph, no facts, events or conditions relating to the Real Property, or the operations of Randolph at any of its office locations, will prevent, hinder or limit continued compliance with Environmental Laws or give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws.

(g) To the Best Knowledge of Randolph, (i) there has been no violation of any Environmental Laws with respect to any Loan Collateral by any person or entity for whose liability or obligation with respect to any particular matter or violation for which Randolph is or may be responsible or liable, (ii) Randolph is not subject to any claims, demands, causes of action, suits, proceedings, losses, damages, penalties, liabilities, obligations, costs or expenses of any kind and nature which arise out of, under or in connection with, or which result from or are based upon, the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, reporting, testing, processing, emission, discharge, release, threatened release, control, removal, clean-up or remediation of any Hazardous Substances on, from or relating to any Loan Collateral, by any person or entity, and (iii) there are no facts, events or conditions relating to any Loan Collateral that will give rise to any investigatory, emergency removal, remedial or corrective actions, obligations or liabilities pursuant to Environmental Laws.

2.22 Absence of Brokerage or Finders Commissions. Except for the engagement by Randolph of Sterne, Agee & Leach, Inc., (a) all negotiations relative to this Agreement and the transactions described herein have been carried on by Randolph directly (or through its legal counsel) with BOC and BOCC, and no person or firm has been retained by or has acted on behalf of, pursuant to any agreement, arrangement or understanding with, or under the authority of Randolph or its Board of Directors, as a broker, finder or agent or has performed similar functions or otherwise is or may be entitled to receive or claim a brokerage fee or other commission in connection with or as a result of the transactions described herein; and (b) Randolph has not agreed, and has no obligation, to pay any brokerage fee or other commission, fee or other compensation to any person or entity in connection with or as a result of the transactions described herein.

2.23 Material Contracts. Other than a benefit plan or employment agreement Previously Disclosed pursuant to Paragraph 2.25, and with the exception of loans and deposit accounts made or accepted by Randolph in the ordinary course of its business, neither Randolph nor Randolph Investment is a party to or bound by any agreement (a) involving money or other property in an amount or with a value in excess of $25,000, (b) which is not to be performed in full prior to December 31, 2007, (c) which calls for the provision of goods or services and which cannot be terminated without material penalty upon not more than 30 days notice to the other party thereto, (d) which otherwise is material to it and was not entered into in the ordinary course of business, (e) which involves hedging, options or any similar trading activity, or interest rate exchanges or swaps, (f) which commits it to make, issue or extend any loan other than commitments in the ordinary course of Randolph’s business for loans which do not exceed an aggregate of $250,000 in the case of one or more loan commitments to any one borrower or group of related borrowers or $500,000 in the aggregate for all loan commitments to all borrowers), (g) which involves the sale of any assets of it which are used in and material to the operation of its business, (h) which involves any purchase or sale of real property in any amount, or which involves the purchase or sale of any other assets in the amount of more than $2,500 in the case of any single transaction or $10,000 in the case of all such transactions, (i) other than the Randolph Stock Option agreements, which involves the purchase, sale, issuance, redemption or transfer of any of its capital stock or other securities, or (j) with any director, officer or principal shareholder of Randolph or Randolph Investment (including without limitation any consulting agreement, but not including any agreements relating to loans or other banking services which were made in the ordinary course of Randolph’s business and on substantially the same terms and conditions as were prevailing at that time for similar agreements with unrelated persons).

Neither Randolph nor Randolph Investment is in default in any material respect, and there has not occurred any event which with the lapse of time or giving of notice or both would constitute such a default by Randolph or Randolph Investment, under any contract, lease, insurance policy, commitment or arrangement to which it is a party or by which it or its property is or may be bound or affected or under which it or its property receives benefits, where the consequences of such default, either individually or cumulatively with other such defaults, would have a Randolph Material Effect.

2.24 Employment Matters; Employee Relations. Randolph and Randolph Investment each (a) has in all material respects paid in full to or accrued on behalf of all its respective directors, officers and employees all wages, salaries, commissions, bonuses, fees and other direct compensation for all labor or services performed by them to the date of this Agreement, and all vacation pay, sick pay, severance pay, overtime pay and other amounts for which it is obligated under applicable law or its existing agreements, benefit plans, policies or practices, and (b) is in compliance with all applicable federal, state and local laws, statutes, rules and regulations with regard to employment and employment practices, terms and conditions, wages and hours and other compensation matters, except where a failure of compliance, either individually or cumulatively with other such failures, would not have a Randolph Material Effect; and no person has, to the Best Knowledge of Randolph, asserted that either Randolph or Randolph Investment is liable in any amount for any arrearage in wages or employment taxes or for any penalties for failure to comply with any of the foregoing.

There is no action, suit or proceeding by any person pending or, to the Best Knowledge of Randolph, threatened, against Randolph or Randolph Investment (or any of their employees), involving employment discrimination, sexual harassment, wrongful discharge or similar claims.

Neither Randolph nor Randolph Investment is a party to or bound by any collective bargaining agreement with any of its employees, any labor union or any other collective bargaining unit or organization. There is no pending or threatened labor dispute, work stoppage or strike involving Randolph or Randolph Investment and any of their employees, or any pending or threatened proceeding in which it is asserted that Randolph or Randolph Investment has committed an unfair labor practice; and to the Best Knowledge of Randolph, there is no activity involving it or Randolph Investment or any of their employees seeking to certify a collective bargaining unit or engaging in any other labor organization activity.

2.25 Employment Agreements; Employee Benefit Plans.

(a) Randolph has Previously Disclosed a true and complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans; all employment and severance contracts; all medical, dental, health, and life insurance plans; all vacation, sickness and other leave plans, all disability and death benefit plans; and all other employee benefit plans, contracts, or arrangements (collectively, “Plans”) maintained or contributed to by Randolph or Randolph Investment for the benefit of any of their respective current or former employees or directors or any of their beneficiaries . Each Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received or applied for a favorable determination letter from the IRS to the effect that they are so qualified, and neither Randolph nor Randolph Investment is aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter. All reports and returns with respect to the Plans (and any Plans previously maintained by Randolph or Randolph Investment) required to be filed with any governmental department, agency, service or other authority, including without limitation Internal Revenue Service Form 5500 (Annual Report), have been properly and timely filed.

(b) All Plans maintained by or otherwise covering employees or former employees of Randolph or Randolph Investment, to the extent subject to ERISA, currently are, and at all times have been, in compliance with all material provisions and requirements of ERISA. There is no pending or threatened litigation relating to any Plan or any employee benefit plan, contract or arrangement previously maintained by Randolph or Randolph Investment. Neither Randolph nor Randolph Investment has engaged in a transaction with respect to any Plan that could subject either of them to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) All retirement Plans maintained by either Randolph or Randolph Investment which are intended to be plans qualified under Section 401(a) of the Code (a “Retirement Plans”), are qualified under the provisions of Section 401(a) of the Code, the trusts under the Retirement Plans are exempt trusts under Section 501(a) of the Code, and determination letters have been issued or applied for with respect to each such qualification and exemption, including determination letters covering the current terms and provisions of the Retirement Plans. The Retirement Plans have been amended to comply with the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Uniformed Services Employment and Re-Employment Rights Act of 1994, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively, “GUST”). There are no issues relating to said qualification or exemption of the Retirement Plans currently pending before the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any court. The Retirement Plans and the administration thereof meet (and have met since the establishment of the Retirement Plans) in all material respects all of the applicable requirements of ERISA, the Code, and all other provisions, laws, rules and regulations applicable to the Retirement Plans and do not violate (and since the establishment of the Retirement Plans have not violated) in any material respect any of the applicable provisions of the Retirement Plans, ERISA, the Code, and such other laws, rules and regulations. Without limiting the generality of the foregoing, all reports and returns with respect to the Retirement Plans required to be filed with any governmental department, agency, service or other authority have been properly and timely filed. There are no issues or disputes with respect to the Retirement Plans or the administration thereof currently existing between Randolph or Randolph Investment, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former employee of Randolph or Randolph Investment or beneficiary of any such employee, or any other person or entity. No “reportable event” within the meaning of Section 4043 of ERISA has occurred at any time with respect to the Retirement Plans.

(d) No liability under subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Randolph or Randolph Investment with respect to the Retirement Plans or with respect to any other ongoing, frozen or terminated defined benefit pension plan currently or formerly maintained by Randolph or Randolph Investment. Neither Randolph nor Randolph Investment presently contributes to a “Multiemployer Plan” and neither of them has contributed to such a plan since December 31, 2002. All contributions required to be made pursuant to the terms of each of the Plans (including without limitation the Retirement Plans and any other “pension plan” as defined in Section 3(2) of ERISA maintained by Randolph or Randolph Investment) have been timely made. Neither the Retirement Plans nor any other “pension plan” maintained by Randolph or Randolph Investment have an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Randolph nor Randolph Investment has provided, and neither of them is required to provide, security to any “pension plan” or to any “Single Employer Plan” pursuant to Section 401(a)(29) of the Code. Under the Retirement Plans and any other “pension plan” maintained by Randolph or Randolph Investment as of the last day of the most recent Plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of any such Plan since the last day of the most recent Plan year.

(e) Except as provided in the terms of the Retirement Plans themselves, there are no restrictions on the rights of Randolph or Randolph Investment to amend or terminate any Retirement Plan without incurring any liability thereunder. Neither the execution and delivery of this Agreement nor the consummation of the transactions described herein will, except as otherwise specifically provided in this Agreement, (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any Plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any Plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

2.26 Insurance. Randolph has Previously Disclosed a listing of each blanket bond and liability insurance, property and casualty, workers’ compensation and employer liability, life, or other insurance policy in effect as of the date of this Agreement insuring Randolph or Randolph Investment (the “Policies”). The Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as Randolph or Randolph Investment are required by applicable law or regulation to maintain; and, in the reasonable opinion of management of Randolph, the insurance coverage provided under the Policies is reasonable and adequate in all respects for Randolph and Randolph Investment. Each of the Policies is in full force and effect and is valid and enforceable in accordance with its terms (subject to general principles of equity and applicable bankruptcy, insolvency, reorganization, moratorium or similar laws), and is underwritten by an insurer qualified to issue those policies in North Carolina; and Randolph and Randolph Investment each has complied in all material respects with requirements (including the giving of required notices) under each such Policy in order to preserve all rights thereunder with respect to all matters. Neither Randolph nor Randolph Investment is in default under the provisions of, has received notice of cancellation or nonrenewal of or any premium increase on, or has failed to pay any premium on, any Policy (where, in the case of failure to pay any premium, such failure gives rise to a current right of cancellation), and, to the Best Knowledge of Randolph, there has not been any material inaccuracy in any application for any Policy which would give the insurer a valid defense against paying a claim under that Policy. There are no pending claims with respect to any Policy, and, to the Best Knowledge of Randolph, there currently are no conditions, and there has occurred no event, that is reasonably likely to form the basis for any such claim.

2.27 Insurance of Deposits. All deposits of Randolph are insured by the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from Randolph to the FDIC have been paid in full in a timely fashion, and to the Best Knowledge of Randolph, no proceedings have been commenced or are contemplated by the FDIC or otherwise to terminate such insurance.

2.28 Indemnification Obligations. Except to the extent provided by their respective Articles of Incorporation or Bylaws in effect on the date of this Agreement, or as otherwise required by the North Carolina Business Corporation Act, neither Randolph nor Randolph Investment have any obligation to indemnify or hold harmless any of their current or former directors, officers or employees, or any other person, against or from any costs or expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

2.29 Obstacles to Regulatory Approval. To the Best Knowledge of Randolph, there exists no fact or condition (including without limitation Randolph ‘s record of compliance with the Community Reinvestment Act) that may reasonably be expected to prevent or materially impede or delay BOC or Randolph from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; and if any such fact or condition becomes known to Randolph, Randolph shall promptly (and in any event within three days after obtaining such Knowledge) give notice of such fact or condition to BOC in the manner provided herein.

2.30 Disclosure. To the Best Knowledge of Randolph, no written statement, certificate, schedule, list or other written information prepared by or on behalf of Randolph and furnished to BOCC in connection with this Agreement and the transactions described herein, when considered as a whole, contains or has contained any untrue statement of a material fact or omits or has omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BOC and BOCC

Except as otherwise specifically described in this Agreement or as Previously Disclosed to Randolph, BOC and BOCC, as applicable, hereby make the following representations and warranties to Randolph.

The term “BOC Material Effect” shall mean a material adverse effect on BOCC or BOC considered as one enterprise, or on the financial conditions, results of operations, prospects, businesses, assets, loan portfolios, investments, properties or operations, or a material adverse effect on BOC’s or BOCC’s ability to consummate the transactions described herein, or the acceleration of any material obligation or indebtedness of BOCC or BOC, and the term “BOC Material Change” shall mean a material adverse change in or affecting the financial condition of

BOCC or BOC considered as one enterprise or their results of operations, prospects, businesses, assets, loan portfolios, investments, properties or operations; provided, however, that these terms shall not include any change or effect resulting directly or indirectly from: (a) the transactions contemplated by this Agreement or their announcement, (b) general economic, industry or financial conditions or events that affect the banking industry as a whole, (c) the impact of laws, rules, regulations and court decisions (other than court decisions related to litigation in which BOCC or BOC is a party, or (d) acts of war or terrorism.

3.01 Organization; Standing; Power. BOCC and BOC each (i) is duly organized and incorporated, validly existing and in good standing under the laws of North Carolina, (ii) has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective business as it now is being conducted, and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it therein, or in which the transaction of its respective business, makes such qualification necessary, except where failure so to qualify would not have a BOC Material Effect.

3.02 Capital Stock. BOCC’s authorized capital stock consists of 15,000,000 shares of BOCC Stock, $5 par value, of which 3,832,092 shares are issued and outstanding. BOCC has issued and outstanding options to purchase 294,914 shares of BOCC Stock pursuant to employee and director stock option plans (the “BOCC Stock Options”). The outstanding shares of BOCC Stock and the BOCC Stock Options constitute BOCC’s only outstanding equity securities or options on equity securities. The shares of BOCC Common Stock into which shares of Randolph Common Stock are converted at the Effective Time pursuant to this Agreement will, at the time of issuance, be duly authorized, validly issued, fully paid, and nonassessable. All outstanding shares of BOC are owned by BOCC.

3.03 Authorization and Validity of Agreement. This Agreement has been duly and validly approved by BOC’s and BOCC’s Boards of Directors. Subject only to receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02) and the approval of BOCC’s shareholders (as contemplated by Paragraph 5.01), (a) BOC and BOCC have the corporate power and authority to execute and deliver this Agreement and to perform their obligations and agreements and carry out the transactions described herein, (b) all corporate proceedings required to be taken to authorize BOC and BOCC to enter into this Agreement and to perform their obligations and agreements and carry out the transactions described herein have been duly and properly taken, and (c) this Agreement constitutes the valid and binding agreement of BOC and BOCC and is enforceable in accordance with its terms (except to the extent enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors’ rights generally, (ii) legal and equitable limitations on the availability of injunctive relief, specific performance and other equitable remedies, and (iii) general principles of equity and applicable laws or court decisions limiting the enforceability of indemnification provisions).

3.04 Validity of Transactions; Absence of Required Consents or Waivers. Subject to receipt of required approvals of Regulatory Authorities (as contemplated by Paragraph 6.02), neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, nor compliance by BOC and BOCC with any of their obligations or agreements contained herein, will: (a) conflict with or result in a breach of the terms and conditions of, or constitute a default or violation under any provision of, BOC’s or BOCC’s Articles of Incorporation or Bylaws, or, except where the same would not have a BOC Material Effect, any material contract, agreement, lease, mortgage, note, bond, indenture, license, or obligation or understanding (oral or written) to which BOCC or BOC is bound or by which either of them, or their respective businesses, capital stock or any of their respective properties or assets may be affected; (b) result in the creation or imposition of any material lien, claim, interest, charge, restriction or encumbrance upon any of BOCC’s or BOC’s properties or assets, except where the same would not have a BOC Material Effect; (c) violate any applicable federal or state statute, law, rule or regulation, or any order, writ, injunction or decree of any court, administrative or regulatory agency or governmental body, which violation will or may have a BOC Material Effect or a material adverse effect on BOC’s or BOCC’s abilities to consummate the transactions described herein; or (d) result in the acceleration of any material obligation or indebtedness of BOCC or BOC.

No consents, approvals or waivers are required to be obtained from any person or entity in connection with BOC’s and BOCC’s execution and delivery of this Agreement, or the performance of their obligations or agreements or the consummation of the transactions described herein, except for required approvals of Regulatory Authorities described in Paragraph 6.02 and the approval of BOCC’s shareholders described in Paragraph 5.01.

3.05 Convertible Securities, Options, Etc. With the exception of outstanding options to purchase shares of BOCC Stock granted pursuant to BOCC’s employee and director stock option plans, neither BOC nor BOCC has any outstanding (a) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, (b) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, or (c) plan, agreement or other arrangement pursuant to which shares of BOC Stock or BOCC Stock or any other securities of BOC or BOCC, or options, warrants, rights, calls or other commitments of any nature pertaining to any securities of BOC or BOCC, have been or may be issued.

3.06 BOCC Books and Records. BOCC’s and BOC’s respective books of account and business records have been maintained in all material respects in compliance with all applicable legal and accounting requirements, and such books and records are complete and reflect accurately in all material respects their respective items of income and expense and all of their respective assets, liabilities and stockholders’ equity. The minute books of BOCC and BOC are complete and accurately reflect in all material respects all corporate actions which their respective shareholders and boards of directors, and all committees thereof, have taken during the time periods covered by such minute books, and all such minute books have been or will be made available to Randolph and its representatives.

3.07 BOC Reports. To the “Best Knowledge” (as defined in Paragraph 10.14) of BOCC and BOC, since December 31, 2002, BOCC and BOC each has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it or they were required to file with (a) the Commissioner), (b) the FDIC, (c) the Federal Reserve Bank of Richmond (“FRB), (iv) the Securities and Exchange Commission (“SEC”), or (v) any other Regulatory Authorities. Each such report, registration and statement filed by BOCC or BOC with the Commissioner, the FDIC, the FRB, the SEC, or any other Regulatory Authorities are collectively referred to in this Agreement as the “BOC Reports.” To the Best Knowledge of BOC, the BOC Reports complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the Regulatory Authorities with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither BOCC nor BOC has been notified that any such BOC Reports were deficient in any material respect as to form or content.

3.08 BOCC Financial Statements. BOCC has provided Randolph with a copy of its audited consolidated statements of financial condition as of December 31, 2006 and 2005, and its audited consolidated statements of income, stockholders’ equity and cash flows for the three years ended December 31, 2006, 2005 and 2004, together with notes thereto (collectively, the “BOCC Audited Financial Statements”). By April 30, 2007, BOCC promptly will prepare and deliver to Randolph its unaudited consolidated statements of financial condition as of March 31, 2007, and unaudited consolidated statements of income and cash flows for the three-months ended March 31, 2006 and 2005, together with notes thereto (collectively, the “Randolph Interim Financial Statements”). The BOCC Audited Financial Statements and the BOCC Interim Financial Statements (i) were or will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) are or will be in accordance with BOCC’s books and records, and (iii) present fairly or will present fairly BOCC’s consolidated financial condition, assets and liabilities, results of operations, changes in stockholders’ equity and changes in cash flows as of the dates indicated and for the periods specified therein. The BOCC Audited Financial Statements have been audited by Dixon Hughes PLLC, which serves as BOCC’s independent registered public accounting firm.

3.09 BOCC Tax Returns and Other Tax Matters. (a) BOCC and BOC each has timely filed or caused to be filed all federal, state and local income tax returns and reports which are required by law to have been filed, and, to the Best Knowledge of BOCC, all such returns and reports were true, correct and complete in all material respects and contained all material information required to be contained therein; (b) all federal, state and local income taxes reflected in such returns, and all profits, franchise, sales, use, occupation, property, excise, withholding, employment and other taxes (including interest and penalties), charges and assessments, which have become due from or been assessed or levied against BOCC, BOC or their respective properties have been fully paid or, if not yet due, a reserve or accrual, which is adequate in all material respects for the payment of all such taxes to be paid and the obligation for such unpaid taxes, is reflected on the BOCC Interim Financial Statements; (c) the income, profits, franchise, sales, use, occupation, property, excise, withholding, employment and other tax returns and reports of BOCC and BOC have not been subjected to audit by the Internal Revenue Service (the “IRS”) or the North Carolina Department of Revenue in the last ten years, except for an audit in 2006 by the North Carolina Department of Revenue which has been fully resolved, and neither BOCC nor BOC has received any indication of the pendency of any audit or examination in connection with any such tax return or report and, to the Best Knowledge of BOCC, no such return or report is subject to adjustment; and (d) neither BOCC nor BOC has executed any waiver or extended the statute of limitations (or been asked to execute a waiver or extend a statute of limitations) with respect to any tax year, the audit of any such tax return or report, or the assessment or collection of any tax.

3.10 Absence of Material Adverse Changes or Certain Other Events. Since December 31, 2006, there has been no material adverse change in BOCC’s consolidated assets, liabilities or operations, and there currently exists no condition or circumstance in BOCC’s consolidated assets, liabilities or operations which, with the lapse of time or otherwise, may or could cause, create or result in a BOCC Material Change).

3.11 Absence of Undisclosed Liabilities. Neither BOCC nor BOC has any material liabilities or obligations, whether known or unknown, matured or unmatured, accrued, absolute, contingent or otherwise, whether due or to become due (including without limitation tax liabilities or unfunded liabilities under employee benefit plans or arrangements), other than (a) those reflected in the BOCC Audited Financial Statements, (b) increases in deposit accounts in the ordinary course of BOC’s business since December 31, 2006, or (iii) unfunded commitments to make, issue or extend loans, lines of credit, letters of credit or other extensions of credit entered into in the ordinary course of BOC’s business and in accordance with its normal lending policies and practices.

3.12 Litigation and Compliance with Law.

(a) There are no actions, suits, arbitrations, controversies or other proceedings or investigations (or, to the Best Knowledge of BOC and BOCC, any facts or circumstances which reasonably could result in such), including without limitation any such action by any Regulatory Authority, which currently exist or are ongoing, pending or, to the Best Knowledge of BOC and BOCC, threatened, contemplated or probable of assertion, against BOCC or BOC or any of their respective properties, assets which, if determined adversely, could have a BOCC Material Effect.

(b) BOCC and BOC each has all licenses, permits, orders, authorizations or approvals (“Permits”) of all federal, state, local or foreign governmental or regulatory agencies that are material to or necessary for the conduct of its business or to own, lease and operate its properties, all such Permits are in full force and effect, no violations have occurred with respect to any such Permits, and no proceeding is pending or, to the Best Knowledge of BOC, threatened or probable of assertion, to suspend, cancel, revoke or limit any Permit, except where the same would not have a BOC Material Effect.

(c) Neither BOCC nor BOC is subject to any supervisory agreement, enforcement order, writ, injunction, capital directive, supervisory directive, memorandum of understanding or other similar agreement, order, directive, memorandum or consent of, with or issued by any Regulatory Authority (including without limitation the Commissioner, the FDIC or the FRB) relating to its financial condition, directors or officers, employees, operations, capital, regulatory compliance or any other matter; there are no judgments, orders, stipulations, injunctions, decrees or awards against either BOCC or BOC which limit, restrict, regulate, enjoin or prohibit in any material respect any present or past business or practice of BOCC or BOC; and neither BOCC or BOC has been advised, nor has any reason to believe, that any Regulatory Authority or any court is contemplating, threatening or requesting the issuance of any such agreement, order, writ, injunction, directive, memorandum, judgment, stipulation, decree or award.

(d) To the Best Knowledge of BOC and BOCC, neither BOCC nor BOC is in violation or default in any material respect under, and each of them has complied in all material respects with, all laws, statutes, ordinances, rules, regulations, orders, writs, injunctions or decrees of any Regulatory Authority (including without limitation all provisions of North Carolina law relating to usury, the Consumer Credit Protection Act, and all other federal and state laws and regulations applicable to extensions of credit by BOC), except where their failure to comply would not have a BOCC Material Effect . To the Best Knowledge of BOC and BOCC, there is no basis for any claim by any person or authority for compensation, reimbursement, damages or other penalties or relief for any violations described in this subparagraph (d).

3.13 Reserve for Loan Losses. BOCC’s and BOC’s reserve for possible loan losses (the “Loan Loss Reserve”) has been established in conformity with GAAP, sound banking practices and, to the Best Knowledge of BOC and BOCC, all applicable requirements, rules and policies of the Commissioner and the FDIC and, in the best judgment of management and the Board of Directors of BOC, is reasonable in view of the size and character of BOC’s loan portfolio, current economic conditions and other relevant factors, and is adequate to provide for losses relating to or the risk of loss inherent in BOC’s loan portfolio and other real estate owned.

3.14 Insurance of Deposits. All deposits of BOC are insured by the FDIC to the maximum extent permitted by law, all deposit insurance premiums due from BOC to the FDIC have been paid in full in a timely fashion, and to the Best Knowledge of BOC, no proceedings have been commenced or are contemplated by the FDIC or otherwise to terminate such insurance.

3.15 Obstacles to Regulatory Approval. To the Best Knowledge of BOC and BOCC, no fact or condition (including without limitation BOC’s record of compliance with the Community Reinvestment Act) exists that may reasonably be expected to prevent or materially impede or delay BOC or Randolph from obtaining the regulatory approvals required in order to consummate the transactions described in this Agreement; and, if any such fact or condition becomes known to the executive officers of BOC or BOCC, BOC or BOCC promptly (and in any event within three days after obtaining such Knowledge) shall communicate such fact or condition to the Chairman, President and Chief Executive Officer of Randolph.

3.16 Disclosure. To the Best Knowledge of BOC and BOCC, no written statement, certificate, schedule, list or written information furnished by or on behalf of BOC to Randolph in connection with this Agreement, when considered as a whole, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

3.17 Employee Benefit Plans. There currently exists no condition or circumstance related to Plans maintained or contributed to by BOC or BOCC for the benefit of any of their respective current or former employees or directors or any of their beneficiaries which, with the lapse of time or otherwise, may or could cause, create or result in a BOCC Material Change or that would result in material disadvantage to “Continuing Employees” (as defined in Paragraph 5.04(a) in connection with their participation in employee benefit plans under Paragraph 5.04(b).

ARTICLE IV

COVENANTS OF RANDOLPH

4.01 Affirmative Covenants of Randolph. Randolph hereby covenants and agrees as follows with BOC and BOCC:

(a) Randolph Shareholders’ Meeting. Randolph agrees to cause a meeting of its shareholders (the “Randolph Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by Randolph’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the Randolph Shareholders’ Meeting (including the solicitation of appointments of proxies), Randolph will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

Randolph will solicit appointments of proxies from its shareholders for use at the Randolph Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

Randolph will mail the Proxy Statement to its shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than 50 days prior to the scheduled date of the Randolph Shareholders’ Meeting; provided, however, that no such materials shall be mailed to Randolph’s shareholders unless and until the Proxy Statement shall have been filed by Randolph with the FDIC, the review period applicable thereto shall have expired, and Randolph shall have satisfactorily responded to and complied with any comments of the FDIC thereon. Randolph’s Board of Directors will amend Randolph’s Bylaws to allow for at least 60 days notice of the Randolph Shareholders’ Meeting.

Except in the circumstances described in Paragraph 4.02(l), and provided that BOC and BOCC are then in compliance with their obligations under this Agreement, Randolph covenants that its directors, individually and collectively as Randolph’s Board of Directors, and its officers, will (i) recommend to and actively encourage Randolph’s shareholders to vote their shares of Randolph Stock at the Randolph Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to Randolph’s shareholders in connection with the Randolph Shareholders’ Meeting will so indicate and state that Randolph’s Board of Directors considers the Merger to be advisable and in the best interests of Randolph and its shareholders; and (ii) will refrain from making any statement or taking any action designed or intended to discourage Randolph’s shareholders from voting their shares of Randolph Stock at the Randolph Shareholders’ Meeting in favor of ratification and approval of this Agreement and the Merger.

(b) Affiliates Agreements. With respect to shareholders of Randolph whose shares of BOCC Stock to be received in connection with the Merger are deemed by BOCC to be subject to the transfer restrictions under the Securities Act of 1933 (the “1933 Act”) described in Paragraph 6.10(a) below, Randolph will use its reasonable best efforts to cause each such person to execute and deliver to BOCC prior to the Effective Time a written agreement (an “Affiliates Agreement”) relating to those transfer restrictions. Each Affiliates Agreement shall be in form and content reasonably satisfactory to BOCC and substantially in the form attached as Exhibit A to this Agreement.

(c) Conduct of Business Prior to Effective Time. Although the parties recognize that the operation of Randolph and Randolph Investment until the Effective Time is the responsibility of their respective Boards of Directors and officers, Randolph agrees that, between the date of this Agreement and the Effective Time, and except as otherwise provided herein or expressly agreed to in writing by BOC’s Chief Executive Officer or Chief Financial Officer, Randolph will carry on its business, and will cause Randolph Investment to carry on its business, in and only in the regular and usual course in substantially the same manner as such business heretofore was conducted, and, to the extent consistent with such business and within its ability to do so, Randolph agrees to use its best efforts, and to cause Randolph Investment to use its best efforts, to:

(i) preserve intact its present business organization, in general to keep available its present officers and employees, and in general to preserve its relationships with customers, depositors, creditors, correspondents, suppliers, and others having business relationships with it as a whole;

(ii) maintain all of its properties and equipment in customary repair, order and condition, ordinary wear and tear excepted;

(iii) maintain its books of account and records in the usual, regular and ordinary manner in accordance with sound business practices applied on a consistent basis;

(iv) comply in all material respects with all laws, rules and regulations applicable to it, to its properties, assets or employees, and to the conduct of its business;

(v) not change its existing loan underwriting guidelines, policies or procedures in any material respect except as may be required by law;

(vi) continue to maintain in force the Policies described in Paragraph 2.26; and not cancel, terminate, fail to renew, or modify any Policy, or allow any Policy to be cancelled or terminated, unless the cancelled or terminated Policy is replaced with a bond or policy providing coverage, or unless the Policy as modified provides coverage, that is substantially equivalent to the Policy that is replaced or modified; and,

(vii) promptly provide to BOC such information about its financial condition, results of operations, prospects, businesses, assets, loan portfolio, investments, properties, employees or operations, as BOC reasonably shall request.

(d) Periodic Financial and Other Information. Following the date of this Agreement and from time to time as indicated below until the Effective Time, Randolph promptly will deliver the following information to BOC in writing:

(i) within ten business days following each calendar month-end, Randolph’s unaudited consolidated year-to-date income statement and an unaudited consolidated statement of condition, each as of that month-end;

(ii) within 15 days following each calendar quarter-end, Randolph’s interim unaudited consolidated financial statements for and as of the end of that quarterly period;

(iii) promptly following the filing thereof, a copy of each report, registration, statement or other filing (and any amendments thereto) made by Randolph or Randolph Investment with or to any Regulatory Authority;

(iv) within ten business days following each calendar month-end, a current listing of all classified or “watch list” loans, along with the outstanding balance and amount specifically allocated to the Loan Loss Reserves for each such classified or “watch list” loan;

(v) within 15 days following each calendar quarter-end, management’s analysis of Randolph’s Loan Loss Reserves;

(vi) with respect to Randolph’s loans or any commitment to make, issue or extend any loan, a copy of each month’s directors report, simultaneously with the distribution thereof to members of Randolph’s Board of Directors;

(vii) within ten business days following each calendar month-end, the following information with respect to Randolph’s loans or any commitments to make, issue or extend any loan, all as of that month-end:

(A) a listing of (1) each loan made by Randolph to a borrower, or commitment by Randolph to make, issue or extend any loan, and (2) each renewal, extension or modification by Randolph of the terms of, or commitment by Randolph to renew, extend or modify the terms of, any existing loan;

(B) a list of loans that are past due as to principal or interest for more than 30 days;

(C) a list of loans in nonaccrual status;

(D) a list of loans for which there has been no reduction in principal for a period of longer than one year;

(E) a list of all foreclosed real property or other real estate owned and all repossessed personal property;

(F) a list of all reworked or restructured loans still outstanding, including original terms, restructured terms and status; and

(G) a then current listing of all documentation or compliance exceptions relating to Randolph’s loans.

(e) Notice of Certain Changes or Events. Following the execution of this Agreement and up to the Effective Time, Randolph promptly will notify BOC in writing of and provide to it such further information as it shall request regarding (i) any Randolph Material Change, or of the actual or prospective occurrence of any condition or event which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change, or of (ii) the actual or, to the Best Knowledge of Randolph, prospective existence or occurrence of any condition or event which, with the lapse of time or otherwise, has caused or may or could cause any statement, representation or warranty of Randolph herein to be or become inaccurate, misleading or incomplete in any material respect, or which has resulted or may or could cause, create or result in the breach or violation in any material respect of any of Randolph’s covenants or agreements contained herein or in the failure of any of the conditions described in Paragraphs 7.01 or 7.03.

(f) Accruals for Loan Loss Reserve, Expenses and Other Accounting Matters. Randolph will make such appropriate accounting entries in its books and records and take such other actions as BOC, in its sole discretion, deems to be required by GAAP, or which BOC otherwise deems to be necessary, appropriate or desirable in anticipation of the Merger, including without limitation additional provisions to Randolph’s Loan Loss Reserve or accruals or the creation of reserves for employee benefit and Merger-related expenses; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by Randolph and BOC, Randolph shall not be required to make any such accounting entries until immediately prior to the Closing and unless all conditions to its obligation to consummate the Merger have been satisfied as described in Paragraph 7.02 below (except to the extent that any such conditions are waived by Randolph).

(g) Loan Charge-Offs. Randolph will make such appropriate accounting entries in its books and records and take such other actions as BOC deems to be necessary, appropriate or desirable to charge-off any loans on its books, or any portions thereof, that BOC, in its sole discretion, considers to be losses or that BOC otherwise believes, in good faith, are required to be charged off pursuant to applicable banking regulations, GAAP or otherwise, or that otherwise would be charged off by BOC after the Effective Time in accordance with its loan administration and charge-off policies and procedures; provided, however, that notwithstanding any provision of this Agreement to the contrary, and except as otherwise agreed by Randolph and BOC, Randolph shall not be required to make any such accounting entries or take any such actions until immediately prior to the Closing and unless all conditions to its obligation to consummate the Merger have been satisfied as described in Paragraph 7.02 below (except to the extent that any such conditions are waived by Randolph).

(h) Correction of Credit Documentation and Compliance Deficiencies. If, during the course of its continuing review of Randolph’s credit files after the date of this Agreement, BOC notifies Randolph of situations or circumstances relating to specific loans or credit files that BOC has identified and that BOC, in its discretion, considers to be deficiencies in loan documentation or to constitute violations of applicable banking rules or regulations relating to loans, Randolph will in good faith review such situations and circumstances and, to the extent it concurs, will promptly take all such actions as are necessary or that BOC specifies in order to correct those deficiencies or violations, and each of those deficiencies or violations shall be corrected to BOC’s reasonable satisfaction prior to the Effective Time.

(i) Consents to Assignment of Contracts and Leases. With respect to each contract or other agreement, including without limitation each lease or rental agreement pertaining to real or personal property (including each of the Real Property Leases), to which Randolph or Randolph Investment is a party and which BOC reasonably believes requires the consent of any other contracting party in connection with an actual or deemed assignment or transfer of Randolph’s or Randolph Investment’s interest or obligation thereunder as a result of the Merger, Randolph will use its reasonable best efforts to obtain the written consent of that other party to the assignment to BOC of Randolph’s or Randolph Investment’s rights and obligations under the agreement and, in the case of the Real Property Leases and without regard to any requirement of the lessor’s consent, Randolph will use its reasonable best efforts to obtain from each lessor of the property thereunder a landlord’s estoppel certificate, each of which consents or certificates shall be in a form reasonably satisfactory to BOC.

(j) Access. Randolph agrees that, following the date of this Agreement and to and including the Effective Time, it will provide BOC and its employees, accountants, legal counsel, environmental consultants or other consultants or other representatives and agents access to all its and Randolph Investment’s books, records, files (including credit files and loan documentation and records) and other information (whether maintained electronically or otherwise), to all its properties and facilities, and to all its employees, accountants, legal counsel, environmental or other consultants, or other representatives or agents, as BOC shall, in its sole discretion, consider to be necessary or appropriate for the purpose of conducting ongoing reviews and investigations of the assets and business affairs of Randolph and Randolph Investment, preparing for consummation of the Merger and the consolidation of Randolph’s operations into those of BOC, determining the accuracy of Randolph’s representations and warranties in this Agreement or its compliance with its covenants in this Agreement, or for any other reason; provided, however, that any investigation or reviews conducted by or on behalf of BOC shall be performed in such a manner as will not interfere unreasonably with Randolph’s and Randolph Investment’s normal operations or with its relationship with its customers or employees, and shall be conducted in accordance with procedures established by the parties, each acting reasonably.

(k) Pricing of Deposits and Loans. Following the date of this Agreement, Randolph will make pricing decisions with respect to its deposit accounts and loans in a manner consistent with its past practices based on competition and prevailing market rates in its banking markets.

(l) Further Action; Instruments of Transfer. Randolph covenants and agrees with BOC that it (i) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest practicable date, (ii) shall perform all acts and execute and deliver to BOC all documents or instruments required of it herein, or as otherwise shall be reasonably necessary or useful to or requested by BOC, in consummating such transactions, and, (iii) will cooperate with BOC in every reasonable way in carrying out, and will pursue diligently the expeditious completion of, such transactions.

4.02 Negative Covenants of Randolph. Randolph hereby covenants and agrees that, between the date hereof and the Effective Time, without the prior written consent and authorization of BOC’s Chief Executive Officer or Chief Financial Officer:

(a) Amendments to Articles of Incorporation or Bylaws. Neither Randolph nor Randolph Investment will amend its Articles of Incorporation or, except as provided in Paragraph 4.01(a), its Bylaws.

(b) Change in Capitalization. Neither Randolph nor Randolph Investment will make any change in its authorized capital stock, create any other or additional authorized capital stock or other securities, or reclassify, combine or split any shares of its capital stock or other securities.

(c) Sale or Issuance of Shares. Except in connection with the exercise of Randolph Stock Options, neither Randolph nor Randolph Investment will sell or issue any additional shares of capital stock or other securities, including any securities convertible into capital stock, or enter into any agreement or understanding with respect to any such action.

(d) Purchase or Redemption of Shares. Neither Randolph nor Randolph Investment will purchase, redeem, retire or otherwise acquire any shares of its capital stock.

(e) Options, Warrants and Rights. Neither Randolph nor Randolph Investment will grant or issue any options, warrants, calls, puts or other rights of any kind relating to the purchase, redemption or conversion of shares of its capital stock or any other securities (including securities convertible into capital stock) or enter into any agreement or understanding with respect to any such action.

(f) Dividends. Randolph will not declare or pay any dividends on its outstanding shares of capital stock or make any other distributions on or in respect of any shares of its capital stock or otherwise to its shareholders, other than regular quarterly cash dividends which Randolph shall be permitted to declare on Randolph Preferred Stock at an annual rate not to exceed 9.5% of the stated value per share, and the pro rata dividend provided for in Paragraph 6.13.

(g) Employment, Benefit or Retirement Agreements or Plans. Except as required by law, neither Randolph nor Randolph Investment will (i) enter into, become bound by, or amend any oral or written contract, agreement or commitment for the employment or compensation of any director, officer, employee or consultant which is not immediately terminable by it without cost or other liability on no more than 30 days’ notice; (ii) adopt, enter into, become bound by, or amend any new or additional profit-sharing, bonus, incentive, change in control or “golden parachute,” stock option, stock purchase, pension, retirement, insurance (hospitalization, life or other), paid leave (sick leave, vacation leave or other) or similar contract, agreement, commitment, understanding, plan or arrangement (whether formal or informal) with respect to or which provides for benefits for any of its current or former directors, officers, employees or consultants; or (iii) enter into or become bound by any contract with or commitment to any labor or trade union or association or any collective bargaining group.

(h) Increase in Compensation; Bonuses. Neither Randolph nor Randolph Investment will increase the compensation or benefits of, or pay any bonus or other special or additional compensation to, any of its current or former directors, officers, employees or consultants. However, notwithstanding anything contained herein to the contrary, prior to the Effective Time Randolph and or Randolph Investment may review and make routine increases in the salaries of their employees; provided that the times and amounts of those increases are consistent with Randolph’s and or Randolph Investment’s past practices and their salary administration and review policies and procedures in effect on December 31, 2006.

(i) Accounting Practices. Neither Randolph nor Randolph Investment will make any changes in its accounting methods, practices or procedures or in depreciation or amortization policies, schedules or rates heretofore applied (except as required by GAAP or governmental regulations).

(j) Acquisitions; Additional Branch Offices. Except to the extent that the respective Chief Executive Officers of BOC and Randolph, following consultation, both agree, neither Randolph nor Randolph Investment will directly or indirectly (i) acquire (whether by merger or otherwise), or acquire any branch or all or any significant part of the assets of, any other person or entity, (ii) open any new branch office, or (iii) enter into or become bound by any contract, agreement, commitment or letter of intent relating to, or otherwise take or agree to take any action in furtherance of, any such transaction or the opening of a new branch office.

(k) Changes in Business Practices. Except as may be required by the Commissioner, the FDIC or any other Regulatory Authority, or as shall be required by applicable law, regulation or this Agreement, neither Randolph nor Randolph Investment will (i) change in any material respect the nature of its business or the manner in which it conducts its business, (ii) discontinue any material portion or line of its business, or (iii) change in any material respect its lending, investment, asset-liability management or other material banking or business policies.

(l) Exclusive Agreement.

(i) Neither Randolph, nor its directors, individually or acting as Randolph’s Board of Directors, nor its officers, will, directly, or indirectly through any person, (A) initiate, solicit, encourage the initiation of, or take any action, including by way of furnishing information, to facilitate the initiation of, any Acquisition Proposal (as defined below) or to generate inquiries with respect to the making of any Acquisition Proposal, (B) except as provided in Paragraph 4.02(l)(ii), continue or otherwise participate in any discussions or negotiations with, furnish any information relating to Randolph or afford access to the business, properties, assets, books or records of Randolph to any third party, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, or (C) except in accordance with Paragraph 8.02(b)(vi), approve, endorse or recommend or enter into any Acquisition Agreement.

(ii) Notwithstanding anything herein to the contrary, Randolph and its Board of Directors shall be permitted (A) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, provided that Randolph’s Board of Directors shall not withdraw or modify in a manner adverse to BOCC its approval recommendation (as set forth in Paragraph 4.01(a)) except as set forth in clause (C) below; (B) to respond to or continue any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) Randolph’s Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisor, that failure to do so would breach its fiduciary duties to Randolph’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, Randolph’s Board of Directors receives from such person an executed confidentiality agreement, a copy of which executed confidentiality agreement shall have been provided to BOCC for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, Randolph promptly notifies BOCC in writing of the name of such person and the material terms and conditions of any such Superior Proposal, and (C) to withdraw, modify, qualify in a manner adverse to BOCC, condition or refuse to make its approval recommendation (as set forth in Paragraph 4.01(a)) if Randolph’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Randolph’s shareholders under applicable law.

“Superior Proposal” means an unsolicited, bona fide, written offer made by a third party to consummate an “Acquisition Proposal” (as defined below) that Randolph’s Board of Directors determines, in good faith, after consulting with its outside legal counsel and its financial adviser and taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, would, if consummated, result in a transaction (D) that is materially more favorable from a financial point of view to the shareholders of Randolph than the transactions contemplated hereby; (E) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of Randolph, and (F) is reasonably capable of being completed.

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (G) any merger, consolidation, share exchange, business combination, or other similar transaction involving Randolph, (H) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any branch office of Randolph or all or any significant part of Randolph’s or Randolph Investment’s assets to any other person or entity in a single transaction or series of related transactions; or (I) any tender offer or exchange offer for 10% or more of the outstanding shares of Randolph’s capital stock, or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith.

“Acquisition Agreement” means any letter of intent, agreement in principle, acquisition agreement or other similar agreement, in any case in writing, that relates to or provides for any transaction that is described in or contemplated by the term Acquisition Proposal.

(iii) Randolph will promptly, and in any event within 24 hours, notify BOCC in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making such proposal.

(m) Acquisition or Disposition of Assets. Neither Randolph nor Randolph Investment will:

(i) sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any real property in any amount, other than real property acquired by Randolph in connection with the foreclosure in the ordinary course of its business of a mortgage that secured one of its loans;

(ii) except as provided below, sell or lease (as lessor), or enter into or become bound by any contract, agreement, option or commitment relating to the sale, lease (as lessor) or other disposition of, any equipment or any other fixed or capital asset (other than real property) having a book value or a fair market value, whichever is greater, of more than $5,000 in the case of any individual item or asset, or $15,000 in the aggregate for all such items or assets; provided, however, that this provision shall not prohibit Randolph from selling investment portfolio securities for liquidity purposes in the ordinary course of its business;

(iii) purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any real property in any amount, or real property that is the subject of a mortgage securing one of Randolph’s loans that is being foreclosed upon in the ordinary course of its business;

(iv) purchase or lease (as lessee), or enter into or become bound by any contract, agreement, option or commitment relating to the purchase, lease (as lessee) or other acquisition of, any equipment or any other fixed asset (other than real property) having a purchase price, or involving aggregate lease payments, in excess of $5,000 in the case of any individual item, or $15,000 in the aggregate for all such items or assets, or data processing-related equipment reasonably required in connection with Randolph’s data processing functions;

(v) enter into any purchase or other commitment or contract for supplies or services other than in the usual and ordinary course of their business consistent with past practices;

(vi) except in the ordinary course of their business consistent with their past practices, sell, purchase or repurchase, or enter into or become bound by any contract, agreement, option or commitment to sell, purchase or repurchase, any loan or other receivable or any participation in any loan or other receivable;

(vii) except in the ordinary course of their business consistent with their past practices with respect to investment securities, loans and similar assets, sell or dispose of, or enter into or become bound by any contract, agreement, option or commitment relating to the sale or other disposition of, any other asset (whether tangible or intangible, and including without limitation any trade name, trademark, copyright, service mark or intellectual property right or license); or

(viii) assign their rights to or otherwise give any other person their permission or consent to use or do business under the corporate name of Randolph or Randolph Investment or any name similar thereto; or release, transfer or waive any license or right granted to them by any other person to use any trademark, trade name, copyright, service mark or intellectual property right.

(n) Debt; Liabilities. With the exception of Randolph’s acceptance of deposits, entering into repurchase agreements, Fed funds purchases, borrowings from the Federal Home Loan Bank of no more than thirty days maturity, and direct investments in Randolph by the Federal Reserve Bank of Richmond pursuant to its Treasury Tax and Loan Investment Program, in any such case in the ordinary course of Randolph’s business consistent with its past practices, neither Randolph nor Randolph Investment will (i) enter into or become bound by any promissory note, loan agreement or other agreement or arrangement pertaining to its borrowing of money, (ii) assume, guarantee, endorse or otherwise become responsible or liable for any obligation of any other person or entity (except pursuant to standby letters of credit issued by Randolph in the ordinary course of its lending business), or (iii) except in the ordinary course of its business consistent with its past practices, incur any other liability or obligation (absolute or contingent).

(o) Liens; Encumbrances. With the exception of Randolph’s pledges of loans or portfolio securities to the Federal Home Loan Bank to secure borrowings permitted by Paragraph 4.02(n) above, and pledges of securities in the ordinary course of Randolph’s business and consistent with its past practices in connection with the securing of public funds deposits or repurchase agreements, neither Randolph nor Randolph Investment will mortgage, pledge or subject any of its assets to, or permit any of its assets to become or, except for those liens or encumbrances Previously Disclosed, remain subject to, any lien (which in the case of any involuntary lien is in an amount which exceeds $15,000 and remains outstanding or of record for more than 30 days) or any other encumbrance (other than in the ordinary course of business consistent with its past practices in connection with securing public funds deposits or repurchase agreements).

(p) Waiver of Rights. Neither Randolph nor Randolph Investment will waive, release, or compromise any rights in its favor against or with respect to any of its current or former officers, directors, shareholders, employees, consultants, or members of families of current or former officers, directors, shareholders, employees or consultants, nor will either of them waive, release or compromise any material rights against or with respect to any other person or entity except in the ordinary course of business and in good faith for fair value in money or money’s worth.

(q) Other Contracts. Neither Randolph nor Randolph Investment will enter into or become bound by any contracts, agreements, commitments or understandings (other than those permitted elsewhere in this Paragraph 4.02) (i) for or with respect to any charitable contributions in excess of $1,000 in the case of any one contribution or $5,000 in the aggregate; (ii) with any governmental or regulatory agency or authority except as required by law; (iii) which is entered into other than in the ordinary course of their business; or (iv) whether or not in the ordinary course of their business, which would obligate or commit them to make expenditures over any period of time of more than $5,000 in the case of any one contract, agreement, commitment or understanding, or more than $10,000 in the case of all contracts, agreements, commitments or understandings, other than contracts, agreements, commitments or understandings (including without limitation the renewal of existing data processing-related agreements) entered into in the ordinary course of Randolph’s banking operations or as otherwise permitted by this Agreement.

(r) Deposit Liabilities. Randolph will not make any material change in its current deposit policies and procedures or take any actions designed to materially increase or decrease the aggregate level of its deposits as of the date of this Agreement.

ARTICLE V

COVENANTS OF BOC AND BOCC

BOC and BOCC hereby covenants and agrees as follows with Randolph:

5.01 BOCC Shareholders’ Meeting. BOCC agrees to cause a meeting of its shareholders (the “BOCC Shareholders’ Meeting”) to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting by BOCC’s shareholders on the approval of the Merger and the ratification and adoption of this Agreement. In connection with the call and conduct of, and all other matters relating to, the BOCC Shareholders’ Meeting (including the solicitation of proxies), BOCC will comply in all material respects with all provisions of applicable law and regulations and with its Articles of Incorporation and Bylaws.

BOCC will solicit appointments of proxies from its shareholders for use at the BOCC Shareholders’ Meeting and, in connection with that solicitation, it will distribute to its shareholders proxy solicitation materials (a “Proxy Statement”) in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below.

BOCC will mail the Proxy Statement to its shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than 30 days prior to the scheduled date of the BOCC Shareholders’ Meeting; provided, however, that no such materials shall be mailed to BOCC’s shareholders unless and until the Proxy Statement shall have been filed by BOCC with the Securities and Exchange Commission (“SEC”), the review period applicable thereto shall have expired, and BOCC shall have satisfactorily responded to and complied with any comments of the SEC thereon.

Unless, due to a material change in circumstances after the date hereof, BOCC’s Board of Directors reasonably believes in good faith, based on the written opinion of its legal counsel, that such a recommendation would violate the directors’ duties or obligations as such to BOCC or to its shareholders, BOCC covenants that its Board of Directors will recommend to and actively encourage BOCC’s shareholders to vote their shares of BOCC Stock at the BOCC Shareholders Meeting in favor of ratification and approval of this Agreement and the Merger, and the Proxy Statement distributed to BOCC’s shareholders in connection with the BOCC Shareholders’ Meeting will so indicate and state that BOCC’s Board of Directors considers the Merger to be advisable and in the best interests of BOCC and its shareholders.

5.02 Registration Statement. As soon as practicable following the date of this Agreement, BOCC will prepare and file with the SEC under the 1933 Act a registration statement on Form S-4 or other appropriate form (the “BOCC Registration Statement”) which covers BOCC’s offer of BOCC Stock to Randolph’s shareholders in exchange for their shares of Randolph Common Stock as described in this Agreement. The “Prospectus” contained in the BOCC Registration Statement will be in the form of the “Proxy Statement/Prospectus” described in Paragraph 6.01 below. Following the filing of the BOCC Registration Statement, BOCC will respond to comments of the SEC with respect thereto, file any necessary amendments thereto, and take all such other actions as reasonably shall be necessary, to cause the BOCC Registration Statement to be declared effective by the SEC as soon as practicable; provided, however, that BOCC shall not be required to file any such amendment, or take any such other action, which it reasonably determines is significantly more burdensome, or significantly more expensive, in comparison to transactions similar to the Merger, or which would have a BOCC Material Effect.

5.03 “Blue Sky” Approvals. As soon as practicable following the date of this Agreement, BOCC will take all actions, if any, required by applicable state securities or “blue sky” laws (a) to cause the BOCC Stock to be, at the time of the issuance thereof, duly qualified or registered (unless exempt) under such laws, or to cause all conditions to any exemptions from qualification or registration thereof under such laws to have been satisfied, and (b) to obtain any and all other approvals or consents to the issuance of the BOCC Stock that are required under applicable state law.

5.04 Employees; Employee Benefits.

(a) Employment of Randolph Employees. Employees of Randolph or Randolph Investment who remain employed by Randolph or Randolph Investment at the Effective Time will be offered employment with BOC on an “at will” basis after the Effective Time. In the case of each such employee who elects to become an employee of BOC following the Effective Time on that basis (a “Continuing Employee”), and notwithstanding anything contained in this Agreement to the contrary, neither Randolph nor BOC shall have any obligation to employ or provide employment to any Continuing Employee for any particular term or length of time following the Effective Time, and the ongoing employment of each Continuing Employee shall be in such a position, at such location within BOC’s branch system, and for such rate of compensation, as shall be determined in the ordinary course of BOC’s business following the Effective Time. The employment of each Continuing Employee after the Effective Time will be on an “at-will” basis, and nothing in this Agreement shall be deemed to constitute an employment agreement between Randolph or BOC and any such person or to obligate Randolph or BOC to employ any such person for any specific period of time, in any specific position, or at any specific salary or rate of compensation, or to restrict BOC’s right to terminate the employment of any such person at any time following the Effective Time and for any reason satisfactory to it.

(b) Employee Benefits. Except as otherwise provided in this Agreement, and subject to the requirements of applicable law, following the Effective Time, each Randolph Employee shall be entitled to participate in employee benefit plans provided generally by BOC or BOCC to BOC employees. Each Continuing Employee will be given credit for his or her full years of service with Randolph or Randolph Investment prior to the Effective Time for purposes of (i) eligibility for participation and vesting (but in no event for benefit accrual purposes) in the case of BOC’s Section 401(k) savings plan, and (ii) for all purposes under BOC’s other benefit plans that may be offered to Continuing Employees from time to time. Continuing Employees’ participation in BOC’s health insurance plans will be without regard to any pre-existing condition exclusions under BOC’s health insurance plans provided that any such pre-existing condition would have been covered under Randolph’s health insurance plan that covered the Continuing Employee immediately prior to the Effective Time. Continuing Employees shall not be required to satisfy the deductible and employee payments required by BOC’s comprehensive medical and/or dental plans for the calendar year of the Effective Time to the extent of amounts previously credited during such calendar year under comparable plans maintained by Randolph.

5.05 Further Action; Instruments of Transfer. BOCC covenants and agrees with Randolph that it (a) will use its best efforts in good faith to take or cause to be taken all action required of it under this Agreement as promptly as practicable so as to permit the consummation of the transactions described herein at the earliest possible date, (b) shall perform all acts and execute and deliver to Randolph all documents or instruments required of it herein, and (c) will cooperate with Randolph in every way in carrying out, and will pursue diligently the expeditious completion of, such transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Preparation and Distribution of Proxy Statement/Prospectus. Randolph and BOCC jointly will prepare a “Proxy Statement/Prospectus” for distribution to their respective shareholders as Randolph’s “Proxy Statement” described in Paragraph 4.01(a) above and BOCC’s “Proxy Statement” described in Paragraph 5.01 above, and as BOCC’s Prospectus contained in the BOCC Registration Statement as described in Paragraph 5.02 above. The Proxy Statement/Prospectus will be prepared, in all material respects in such form, and will contain or be accompanied by such information regarding the Randolph Shareholders’ Meeting, the BOCC Shareholder’s Meeting, this Agreement, the parties hereto, the Merger and other transactions described herein, or otherwise, as is required by the 1933 Act and rules and regulations of the SEC thereunder to be included in BOCC’s Prospectus, and as is required by the 1934 Act and rules and regulations of the SEC thereunder (including without limitation Regulation 14A) to be included in Randolph’s Proxy Statement and BOCC’s Proxy Statement, or as otherwise shall be agreed upon by legal counsel for BOCC and Randolph.

Randolph and BOCC will mail the Proxy Statement/Prospectus to their respective shareholders on a date mutually agreed upon by Randolph and BOC, but in no event less than the earlier of 50 days prior to the scheduled date of the Randolph Shareholders’ Meeting or 20 days prior to the scheduled date of the BOCC Shareholders’ Meeting; provided, however, that no such materials shall be mailed to Randolph’s shareholders unless and until the SEC shall have declared the BOCC Registration Statement to be effective and approved and BOCC’s Proxy Statement, and the FDIC shall have approved Randolph’s Proxy Statement. The Proxy Statement/Prospectus mailed to Randolph’s and BOCC’s respective shareholders shall be in the form of the final Prospectus contained in the BOCC Registration Statement as it is declared effective by the SEC.

6.02 Regulatory Approvals. Randolph and BOC each agrees with the other that, as soon as practicable following the date of this Agreement, it will prepare and file, or cause to be prepared and filed, all applications required to be filed by it or by BOCC under applicable law and regulations for approvals by Regulatory Authorities of the Merger or other transactions described in this Agreement, including without limitation any required applications for the approval of the Commissioner and the FDIC. Randolph and BOC each agrees (a) to use its reasonable best efforts in good faith to obtain all necessary approvals of Regulatory Authorities required for consummation of the Merger and other transactions described herein, and (b) before the filing of any such application required to be filed, to give each other party an opportunity to review and comment on the form and content of such application. Should the appearance of any of the officers, directors, employees or counsel of Randolph or BOC be requested by each other or by any Regulatory Authority at any hearing in connection with any such application, it will use its best efforts to arrange for such appearance.

6.03 Information for Proxy Statement/Prospectus and Applications for Regulatory Approvals. Randolph covenants with BOC, and BOC and BOCC covenant with Randolph, that (a) each will cooperate with the other in the preparation of the Proxy Statement/Prospectus and applications for required approvals of Regulatory Authorities, and will promptly respond to requests by the other and its legal counsel for information, and will provide all information, documents, financial statements or other material, that is required for, or that may be reasonably requested by any other party for inclusion in, any such document; (b) none of the information provided by it for inclusion in any of such documents will contain any untrue statement of a material fact, or omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, at and as of the time (i) BOCC’s Registration Statement is filed with and/or declared effective by the SEC and its Proxy Statement is approved by the SEC, (ii) Randolph’s Proxy Statement is filed with and/or approved by the FDIC, (iii) the Proxy Statement/Prospectus is mailed to Randolph’s and BOCC’s shareholders, or (iv) the applications for required approvals of Regulatory Authorities are filed and/or such approvals are granted.

6.04 Announcements; Confidential Information.

(a) Randolph and BOC each agrees that no persons other than the parties to this Agreement are authorized to make any public announcements or statements about this Agreement or any of the transactions described herein, and that, without the prior review and consent of the other parties (which consent shall not unreasonably be denied or delayed), it will not make any public announcement, statement or disclosure as to the terms and conditions of this Agreement or the transactions described herein, except for such disclosures as may be required incidental to obtaining the required approval of any Regulatory Authority to the consummation of the transactions described herein.

(b) For purposes of this Paragraph 6.04, “Confidential Information” refers to any information (including business and financial information) that a party to whom the information pertains (an “Informing Party”) provides or makes available, in connection with this Agreement, to a party for whose benefit the information is provided, or to that party’s affiliates, directors, officers, employees, attorneys, advisors, consultants, representatives and agents (a “Receiving Party”), or which a Receiving Party may otherwise obtain from any examination of an Informing Party’s documents, books, records, files or other written materials or from any discussions with any of the Informing Party’s directors, officers, employees, attorneys, advisors, consultants, representatives and agents, and shall be deemed to include, without limitation, (i) all such documents, books, records, files or other written materials themselves and all information contained therein (whether maintained in writing, electronically, on microfiche or otherwise), (ii) all corporate minutes, financial projections and budgets, historical and projected sales reports, acquisition or other expansion analyses or plans, pro forma financial data, capital spending budgets and plans, market studies and business plans, (iii) all information relative to financial results and condition, operations, policies and procedures, computer systems and software, shareholders, employees, officers, and directors, and (iv) all information relative to customers and former or prospective customers.

(c) Prior to the Effective Time, all Confidential Information of an Informing Party is proprietary to the Informing Party and constitutes either trade secrets or confidential information of the Informing Party. Without the Informing Party’s express written consent, the Receiving Party shall not remove any Confidential Information of the Informing Party in written or other recorded form from the Informing Party’s premises.

(d) Prior to the Effective Time, all Confidential Information of an Informing Party is to be held in strict confidence by a Receiving Party and, except as otherwise provided herein, may not be disclosed by a Receiving Party to any person or entity not a party to this Confidentiality Agreement, unless the Receiving Party:

(i) can demonstrate that the same information as the Confidential Information to be disclosed already was in its possession prior to such Confidential Information being obtained;

(ii) can demonstrate that the same information as the Confidential Information to be disclosed is already publicly available or, at that time, has become publicly available through no fault of, or violation of this Paragraph 6.04 by, the Receiving Party or any other person that the Receiving Party knows, or has reason to know, is obligated to protect such Confidential Information; or

(iii) demonstrates that the same information as the Confidential Information to be disclosed was developed independently by or for the Receiving Party, without the use of the Confidential Information disclosed to or obtained by the Receiving Party.

(e) Prior to the Effective Time, the Receiving Party (i) may disclose Confidential Information of the Informing Party to the Receiving Party’s affiliates, directors, officers, employees, agents, attorneys, advisors and consultants who are directly involved in discussions of a potential transaction, only on a need to know basis and only if such persons or entities agree for the benefit of the other party to be bound by the restrictions and obligations of this Paragraph 6.04; and (ii) will enforce its obligations under this Paragraph 6.04 against all persons to whom it discloses Confidential Information and shall be responsible and liable to the Informing Party for any disclosure of Confidential Information by such persons or entities in violation of such restrictions and obligations.

(f) Upon termination of this Agreement the Receiving Party will deliver or cause to be delivered to the Informing Party all written Confidential Information of the Informing Party in the possession of the Receiving Party, or provide an officer’s affidavit as to the destruction of all copies of such Confidential Information.

(g) Prior to the Effective Time, the Receiving Party shall not use any Confidential Information of the Informing Party in an unlawful manner, to interfere with or attempt to terminate or otherwise adversely affect any actual or proposed contractual or business relationship of the Informing Party, or for any other purposes other than in conjunction with the transactions described herein. Without limiting the generality of the foregoing, in no event shall the Receiving Party use any Confidential Information of the Informing Party, directly or indirectly, for the purpose of competing against the Informing Party.

(h) Notwithstanding anything contained in this Paragraph 6.04 to the contrary, neither Randolph nor BOC or BOCC shall be required to obtain the prior consent of the other party for any such disclosure which it, in good faith and upon the advice of its legal counsel, believes is required by law; provided, however, that before any such disclosure may be made by a Receiving Party upon the advice of its legal counsel, it shall, except where such notice is prohibited by law, give the Informing Party reasonable notice of its intent to make such disclosure, the form of content of that disclosure, and the basis upon which its legal counsel has advised it that such disclosure is required by law, so that the Informing Party may seek a protective order or other similar or appropriate relief, and the Receiving Party also shall undertake in good faith to have the Confidential Information to be disclosed treated confidentially by the party to whom the disclosure is made.

6.05 Real Property Matters.

(a) At its option and expense, following the date of this Agreement, BOC may cause to be conducted (i) a title examination, physical survey, zoning compliance review, and structural inspection of any or all of the Real Property and improvements thereon (collectively, the “Property Examination”), and (ii) site inspections, environmental assessments, historic reviews, and regulatory analyses of any or all of the Real Property, together with such other studies, testing and intrusive sampling and analyses as BOC shall deem necessary or desirable (collectively, the “Environmental Survey”). If, in the course of the Property Examination or Environmental Survey, BOC identifies one or more “Material Defects” (as defined below), BOC will give prompt written notice thereof to Randolph describing the facts or conditions constituting each such Material Defect.

(b) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, title imperfection or title irregularity relating to any of the Randolph Real Property;

(ii) the existence of any zoning restriction, easement, covenant or other restriction, or the existence of any facts or conditions that constitute a breach of representations and warranties contained in Paragraph 2.16 or 2.21, relating or with respect to any of the Randolph Real Property, in either such case that BOC reasonably believes will materially adversely affect its use of that Real Property for the purpose for which and in the manner in which it currently is used or the value or marketability of that Real Property;

(iii) the existence of any structural defects or conditions of disrepair in the improvements on any parcel of the Real Property (including any equipment, fixtures or other components related thereto); or

(iv) the existence of facts or circumstances relating to any of the Real Property, reflecting that (A) there likely has been a discharge, disposal, release, threatened release, or emission by any person of any Hazardous Substance on, from, under, at, or relating to that Real Property, or (B) any action has been taken or not taken, or a condition or event likely has occurred or exists, with respect to that Real Property (including, without limitation, any removal or disposal of materials from the Real Property) which constitutes or would constitute a violation of any Environmental Laws or any contract or other agreement between Randolph or Randolph Investment and any other person or entity, as to which, in either such case, BOC reasonably believes, based on the advice of legal counsel or other consultants, that Randolph or Randolph Investment could incur costs or become responsible or liable, or that BOC could incur costs or become responsible or liable, whether before or after the Effective Time, for assessment, removal, remediation, monetary damages (including without limitation any liability to other persons for property damage or personal injury), or civil, criminal or administrative penalties or other corrective action.

(c) Notwithstanding anything contained in this Agreement to the contrary, no condition or circumstance described in Paragraph 6.04(b) shall be deemed to be a Material Defect if, following receipt of the notice thereof from BOC, Randolph shall cure or correct the condition or circumstances giving rise to that Material Defect in a manner and to an extent reasonably satisfactory to BOC.

(d) In the event that:

(i) BOC reasonably believes that (A) the total of the costs and expenses that it could incur in fully correcting all Material Defects identified by it that are described in Paragraphs 6.05(b)(i) and/or (iii) above, plus (B) the total of the costs and expenses that BOC could incur in fully correcting all Material Defects identified by it that are described in Paragraph 6.05(b)(iv) and/or all other amounts for which Randolph or Randolph Investment could become responsible or liable, or for which BOC could become responsible or liable, whether before or after the Effective Time, related to all those Material Defects as described in Paragraph 6.05(b)(iv), plus (C) the total of the costs and expenses incurred, or which would be incurred prior to Closing, by Randolph or Randolph Investment in correcting Material Defects as provided in Paragraph 6.04(c) above, exceed an aggregate of $500,000, or

(ii) BOC identifies one or more Material Defects described in Paragraph 6.05(b)(ii) above, then BOCC shall have the right and option, exercisable upon written notice to Randolph or Randolph Investment, to terminate this Agreement.

(e) It is contemplated that BOCC will conduct the Property Examination and the Environmental Survey following the date of this Agreement and prior to the Effective Time. It is the intent of this Agreement, and Randolph understands and agrees, that, upon completion of the Property Examination and Environmental Survey, if any of the facts, conditions, circumstances or other matters revealed by the Property Examination or Environmental Survey reveal a Material Defect, then BOCC may exercise its rights under this

Paragraph 6.05, without regard to any actual knowledge on or prior to the date of this Agreement on the part of BOCC or its officers or advisers of that Material Defect or the facts, conditions, circumstances or other matters pertaining thereto and without regard to any disclosure by Randolph to BOCC, or to any of its officers or advisers, prior to the date of this Agreement, whether pursuant to Paragraph 10.13 or otherwise.

6.06 Plans for and Agreements with Directors and Employees.

(a) Section 401(k) Plan. Randolph’s Section 401(k) plan will be terminated, effective immediately prior to the Effective Time. Each participant Randolph’s plan at the time it is terminated may elect, upon completion of the termination and the final liquidation of the plan, (a) to receive a distribution of the assets credited to his or her plan account at that time, (b) to have those assets credited as a direct “roll-over” to the participant’s individual retirement plan account, or, (c) if the participant has or will become a participant in BOC’s Section 401(k) plan, to have those assets credited as a “roll-over” to the participant’s plan account under BOC’s plan.

Randolph agrees that it will take or cause to be taken such actions as BOC shall reasonably consider to be necessary or desirable in connection with or to effect or facilitate such plan termination. BOC agrees that, as successor to Randolph, it will assume, as of the Effective Time, any and all administrative and fiduciary duties of Randolph with respect to completion of the termination and liquidation of Randolph’s plan, including, without limitation, duties relating to filings with the Internal Revenue Service relating to the plan.

(b) Director Retirement Arrangements. Randolph will enter into modifications of all contracts and plans with directors for retirement benefits so that all future obligations to all present and former directors of Randolph for retirement benefits are released in exchange for consideration not exceeding, in the aggregate, $250,000. Randolph will pay the consideration for these releases immediately prior to the Effective Time. This Paragraph 6.06(b) does not apply to Randolph’s accrued obligations to pay directors fees previously deferred by certain Randolph directors.

(c) Employee Agreements. At the Effective Time, BOC shall, by virtue of the Merger, assume and become responsible for Randolph’s obligations, and succeed to Randolph’s rights, under the following plans and agreements (collectively, the “Employee Agreements”) with Randolph employees: (i) those certain Change of Control Agreements with each of K. Reid Pollard, C. Michael Whitehead, Jr., Renagale McLeod, Sherrie C. Parks, and Alice B. Cook; (ii) that certain “Executive Income Deferred Compensation Including Payment of Disability Income Premiums” with K. Reid Pollard, (iii) that certain “Executive Income Split Dollar Agreement” with K. Reid Pollard, (iv) that certain “Supplemental Income Plan Agreement” with K. Reid Pollard, (v) that certain “Executive Indexed Salary Continuation Plan Agreement” with K. Reid Pollard, (vi) that certain “Endorsement Method Split Dollar Plan Agreement” with K. Reid Pollard, (vii) that certain “Split Dollar Insurance Agreement” with C. Michael Whitehead, Jr., and (viii) those certain “Retention and Non-Compete Agreements with Candy Allen, John Bellingham, Linda Harris, Marc Keeter, Dawn Morton, Michael Rice, Sara Robbins, Susan Ryals, Jane Scott, Mac Sherrill, Marty Stadler, Timothy Stark, Barbara

Strickland, Catherine Thurlow, Laura Ward, and Cynthia Winters. Following the date of this Agreement and prior to the Effective Time, Randolph will maintain each of the Employee Agreements in effect and will not make or agree to any amendments to or modifications of any of the Employee Plans except with the written consent of BOC.

6.07 Directors’ and Officers’ Liability Insurance. Randolph and BOC agree that, to the extent the same can be purchased at a reasonable cost (to be determined in BOC’s reasonable discretion), then immediately prior to the Effective Time Randolph shall purchase “tail” coverage, effective at the Effective Time and for the maximum term available, under and in the same amount of coverage as is provided by its then current directors’ and officers’ liability insurance policy. Notwithstanding the purchase of such insurance, BOC acknowledges that, by virtue of the Merger, it shall become responsible for Randolph’s obligations under applicable North Carolina law to indemnify its current and former directors and officers for liabilities arising out of their status as directors and officers prior to the Effective Time.

6.08 Tax Opinion. Randolph and BOC each agrees to use its best efforts to cause the Merger, and the conversion of outstanding shares of Randolph Common Stock into shares of BOCC Stock, on the terms contained in this Agreement, to be treated as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code and to obtain the written opinion of a firm of independent certified public accountants, or a law firm, which shall in either case be mutually satisfactory to them (the “Tax Opinion”), addressed jointly to the Boards of Directors of Randolph and of BOC and BOCC, to the foregoing effect.

6.09 Final Tax Return. Randolph and BOC each agrees that BOC will make all necessary arrangements for to prepare, and BOCC will cause to be filed, Randolph’s final federal and state income tax returns for the year in which the Effective Time occurs.

6.10 Restrictions on BOCC Stock Issued to Certain Persons.

(a) Affiliates of Randolph. The transfer restrictions provided for in Subsection (d) of the SEC’s Rule 145 will apply to shares of BOCC Stock issued in connection with the Merger to persons who are deemed by BOCC to be “underwriters” pursuant to Subsection (c) of that Rule, including without limitation all persons who are “affiliates” of Randolph (as that term is defined in the SEC’s Rule 144(a)) on the date of the Randolph Shareholders’ Meeting and to those persons’ related parties. Certificates evidencing the shares of BOCC Stock issued to those persons and their related parties will bear a restrictive legend relating to those restrictions substantially in the form set forth in the form of Affiliates Agreement attached as Exhibit A hereto.

(b) Affiliates of BOCC. Shares of BOCC Stock issued in connection with the Merger to persons who are “affiliates” of BOCC (as that term is defined in the SEC’s Rule 144(a)) following the Merger, and to those persons’ related parties, may only be resold or otherwise transferred pursuant to the procedures described in Rule 144, an effective registration statement filed with and declared effective by the SEC, or another exemption from registration under the 1933 Act. Certificates evidencing the shares of BOCC Stock issued to those persons and their related parties may, at BOCC’s option, bear a restrictive legend relating to those restrictions.

6.11 Expenses. Subject to the provisions of Paragraph 8.03 below, and whether or not this Agreement shall be terminated or the Merger shall be consummated, Randolph and BOC each agrees to pay its own legal, accounting and financial advisory fees and all its other costs and expenses incurred or to be incurred in connection with the execution and performance of its obligations under this Agreement, or otherwise in connection with this Agreement and the transactions described herein (including without limitation all accounting fees, legal fees, consulting or advisory fees, filing fees, printing and mailing costs, and travel expenses). For purposes of this Agreement, expenses associated with the printing and mailing of the Proxy Statement/Prospectus and amounts payable with respect to the Tax Opinion will be deemed to have been incurred by Randolph and BOC in proportion to their respective numbers of shareholders. All amounts owed by Randolph to Sterne, Agee, & Leach, Inc., including its consulting fees and fees for rendering the “Randolph Fairness Opinion” described in Paragraph 7.01(e)(i), will be deemed to have been incurred solely by Randolph. All amounts owed by BOCC to McKinnon & Company, including its consulting fees and fees for rendering the “BOCC Fairness Opinion” described in Paragraph 7.01(e)(ii), will be deemed to have been incurred solely by BOCC.

6.12 Directors.

(a) So long as they remain directors of Randolph at the Effective Time, then: (i) within ten business days following the Effective Time, BOCC and BOC will appoint four directors of Randolph to serve as directors, respectively, of BOCC and BOC for terms of office extending to the next regular elections of directors by BOCC’s shareholders and BOC’s sole shareholder, and (ii) the remaining members of Randolph’s Board of Directors will be appointed to a Randolph County Advisory Board and will serve on that advisory board at the pleasure of BOC, provided that each advisory board member able to serve, regardless of whether BOC chooses for them to serve, will receive a minimum of 24 installments of monthly fees of at least $700 per month, which may be paid in such installments as BOCC determines. Following the initial appointments of the four Randolph directors as directors of BOCC and BOC, the continued service of those persons as directors of BOCC and BOC will be subject to BOCC’s and BOC’s then-current nomination and election processes.

6.13 Preferred Stock Dividends. Immediately before the Effective Time, Randolph will pay the holders of Randolph Preferred Stock the amount of all unpaid quarterly dividends on the Randolph Preferred Stock beginning January 1, 2007, prorated on a daily basis for partial quarters through the anticipated Effective Date.

6.14 Randolph Options. Following the date of this Agreement, and not less than 30 days before the Effective Time, Randolph shall enter into a written agreement (an “Option Release”) in form reasonably satisfactory to BOCC with each holder of a then outstanding and unexpired Randolph Stock Option and providing that, immediately prior to the Effective Time, (a) each then outstanding Randolph Stock Option held by that holder shall terminate automatically and be cancelled, (b) with respect to each such Randolph Stock Option,

Randolph will pay to that holder, in cash, an amount (if any) equal to (i) the product of the Exchange Ratio and the number of shares of Randolph Common Stock covered by the Randolph Stock Option, multiplied by the closing price of BOCC Stock as quoted on the Nasdaq Capital Market immediately before the Effective Time, as reasonably determined by BOC, which determination shall be conclusive absent manifest error, minus (ii) the exercise price of that Randolph Stock Option as provided in the written agreement evidencing it, multiplied by the number of shares of Randolph Common Stock covered by the Randolph Stock Option, rounded to the nearest whole cent, (c) the holder understands and agrees that no assurances or representations are being made to him or her by Randolph or BOCC with respect to the tax treatment of any such payment, and the holder will be and remain responsible for the timely payment of all federal and state income taxes and his or her portion of any FICA and FUTA taxes applicable to the above payment, (d) Randolph and its successors in interest may withhold from such payment any and all such taxes that it reasonably believes it is required to withhold, and (e) the holder fully and completely releases Randolph and its successors in interest from any further obligation with respect to his or her Randolph Stock Options and from any liability for the tax consequences of such payment.

No such payment shall be made to any holder of an Randolph Stock Option unless and until the holder executes and delivers an Option Release to Randolph. Payments made by Randolph pursuant to executed Option Releases as described in this Paragraph 6.14 shall not be deemed to breach any covenant of Randolph hereunder or to result in a breach of any representation or warranty of Randolph herein, provided, that such payments shall not be made with respect to an aggregate number of Randolph Stock Options that exceeds the number of such options Previously Disclosed. As a result of the Merger, BOCC will become responsible for Randolph’s payment obligations, and shall become entitled to all rights of Randolph, under each Option Release, from and after the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

7.01 Conditions to all Parties’ Obligations. Notwithstanding any other provision of this Agreement to the contrary, the obligations of each of the parties to this Agreement to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or prior to the Closing Date:

(a) Approval by Regulatory Authorities; Disadvantageous Conditions. (i) The Merger and other transactions described in this Agreement shall have been approved, to the extent required by law, by the Commissioner and the FDIC, and by all other Regulatory Authorities having jurisdiction over such transactions; (ii) no Regulatory Authority shall have objected to or withdrawn its approval of such transactions or imposed any condition on such transactions or its approval thereof, which condition is reasonably deemed by BOC to so adversely impact the economic or business benefits of this Agreement to BOCC and BOC as to substantially reduce the financial value of the Merger to BOCC and BOC considered as one entity and render it inadvisable for it to consummate the Merger; (iii) the 15-day or 30-day waiting period, as applicable, required following necessary approvals by the FDIC for review of the transactions described herein by the United States Department of Justice shall have expired, and, in connection with any such review, no objection to the Merger shall have been raised; and (iv) all other consents, approvals and permissions, and the satisfaction of all of the requirements prescribed by law or regulation, necessary to the carrying out of the transactions contemplated herein shall have been procured.

(b) Adverse Proceedings, Injunction, Etc. There shall not be any (i) order, decree or injunction of any court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the other transactions described in this Agreement or either of the parties hereto from consummating any such transaction, (ii) pending or threatened investigation of the Merger or any of such other transactions by the United States Department of Justice, or any actual or threatened litigation under federal antitrust laws relating to the Merger or any other such transaction, (iii) suit, action or proceeding by any person (including any Regulatory Authority), pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit Randolph or BOC from consummating the Merger or carrying out any of the terms or provisions of this Agreement, or (iv) other suit, claim, action or proceeding pending or threatened against Randolph or BOC or any of their respective officers or directors or affiliates which shall reasonably be considered by Randolph or BOC to be materially burdensome in relation to the proposed Merger, or which Randolph or BOC reasonably believes would have a Randolph Material Effect or a BOC Material Effect, and which has not been dismissed, terminated or resolved to the satisfaction of all parties hereto within 90 days of the institution or threat thereof.

(c) Approval by Boards of Directors and Shareholders. The Boards of Directors of Randolph and of BOC and BOCC shall have duly approved, adopted and ratified this Agreement by appropriate resolutions, and the shareholders of Randolph and BOCC shall have duly approved, ratified and adopted this Agreement at the Randolph Shareholders’ Meeting and the BOCC Shareholders’ Meeting, all to the extent required by and in accordance with the provisions of this Agreement, applicable law, and applicable provisions of BOCC’s and Randolph’s respective Articles of Incorporation and Bylaws.

(e) Fairness Opinions.

(i) Randolph shall have received from its financial advisor, Sterne, Agee & Leach, Inc., a written opinion, in a form satisfactory to it (the “Randolph Fairness Opinion”), to the effect that the consideration to be received by Randolph’s shareholders in the Merger is fair, from a financial point of view, to Randolph and its shareholders; and Sterne, Agee & Leach, Inc. shall have delivered a letter to Randolph, dated as of a date within five business days preceding the Closing Date, to the effect that it remains its opinion that the terms of the Merger are fair, from a financial point of view, to Randolph and its shareholders.

(ii) BOCC shall have received from its financial advisor, McKinnon & Company, a written opinion, in a form satisfactory to it (the “BOCC Fairness Opinion”), to the effect that the terms of the Merger are fair, from a financial point of view, to BOCC and its shareholders; and McKinnon & Company shall have delivered a letter to BOCC, dated as of a date within five business days preceding the Closing Date, to the effect that it remains its opinion that the terms of the Merger are fair, from a financial point of view, to BOCC and its shareholders.

(f) Tax Opinion. Randolph and BOCC shall have received the Tax Opinion in form satisfactory to each of them.

(g) Articles of Merger; Other Actions. The Articles of Merger described in Paragraph 1.07 shall have been duly executed by BOC and filed with the North Carolina Secretary of State as provided in that Paragraph.

7.02 Additional Conditions to Randolph’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, Randolph’s separate obligation to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or before the Closing Date:

(a) Material Adverse Change. There shall not have occurred any BOC Material Change, and there shall not have occurred any event or development, and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such BOC Material Change.

(b) Compliance with Laws. BOC and BOCC shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described in this Agreement where the violation of or failure to comply with any such law or regulation could or may have a BOC Material Effect.

(c) BOC’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by Randolph as provided in Paragraph 10.02, each of the representations and warranties of BOC contained in this Agreement shall have been true and correct in all material respects as of the date hereof, and they shall remain true and correct on and as of the Closing Date with the same force and effect as though made on and as of such date, except (i) for changes which, in the aggregate, do not constitute a BOC Material Change, will not have a BOC Material Effect, and (ii) as otherwise contemplated by this Agreement; and BOC shall have performed in all material respects all of its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date.

Randolph shall have received a certificate dated as of the Closing Date and executed by BOC and its Chief Executive Officer and Chief Financial Officer to the effect that the conditions of this subparagraph have been met and as to such other matters as may be reasonably requested by Randolph.

(d) Legal Opinion of BOC’s Counsel. Randolph shall have received the written legal opinion of Ward and Smith, P.A., counsel for BOC, dated as of the Closing Date, covering matters normally covered in such opinions and such other matters as Randolph shall reasonably request and otherwise in form and substance reasonably satisfactory to Randolph.

(e) Other Documents and Information. BOC shall have provided to Randolph correct and complete copies (certified by its Secretary) of resolutions of its Board of Directors and shareholders pertaining to approval of this Agreement and the Merger and other transactions contemplated herein, together with a certificate of the incumbency of BOC’s officers who executed this Agreement or any other documents delivered to Randolph in connection with the Closing.

(f) Acceptance by Randolph’s Counsel. The form and substance of all legal matters described in this Agreement or related to the transactions contemplated herein shall be reasonably acceptable to Randolph’s legal counsel.

(g) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by BOC.

7.03 Additional Conditions to BOC’s and BOCC’s Obligations. Notwithstanding any other provision of this Agreement to the contrary, BOC’s and BOCC’s separate obligations to consummate the transactions described herein shall be conditioned upon the satisfaction of each of the following conditions precedent on or before the Closing Date:

(a) Material Adverse Change. There shall not have occurred any Randolph Material Change, and there shall not have occurred any event or development, and there shall not exist any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change.

(b) Compliance with Laws. Randolph shall have complied in all material respects with all federal and state laws and regulations applicable to the transactions described in this Agreement and where the violation of or failure to comply with any such law or regulation could or may have a Randolph Material Effect, or a BOC Material Effect after the Effective Time.

(c) Randolph’s Representations and Warranties and Performance of Agreements; Officers’ Certificate. Unless waived in writing by BOC as provided in Paragraph 10.02, each of the representations and warranties of Randolph contained in this Agreement shall have been true and correct in all material respects as of the date hereof, and they shall remain true and correct at and as of the Closing Date with the same force and effect as though made on and as of such date, except (i) for changes which, in the aggregate, do not constitute a Randolph Material Change, will not have a Randolph Material Effect, and (ii) as otherwise contemplated by this Agreement; and Randolph shall have performed in all material respects all its obligations, covenants and agreements hereunder to be performed by it on or before the Closing Date.

BOC shall have received a certificate dated as of the Closing Date and executed by Randolph and its President and Chief Executive Officer and its principal financial officer to the effect that the conditions of this subparagraph have been met and as to such other matters as may be reasonably requested by BOC.

(d) Affiliates Agreements. Randolph shall have delivered to BOCC an Affiliates Agreement described in Paragraph 4.01(b), in form and content reasonably satisfactory to BOCC and substantially in the form attached as Exhibit C to this Agreement, and signed by each person who is deemed by BOCC or its counsel to be subject to the transfer restrictions described in Paragraph 6.10(a).

(e) Legal Opinion of Randolph’s Counsel. BOC shall have received the written legal opinion of Gaeta & Eveson, P.A, counsel to Randolph, dated as of the Closing Date, covering matters normally covered in such opinions and such other matters as BOC shall reasonably request and otherwise in form and substance reasonably satisfactory to BOC.

(f) Other Documents and Information. Randolph shall have provided to BOC correct and complete copies (all certified by Randolph’s Secretary) of Randolph’s Articles of Incorporation and Bylaws, and resolutions of its Board of Directors and shareholders pertaining to approval of this Agreement and the Merger and other transactions contemplated herein, together with a certificate as to the incumbency of Randolph’s officers who executed this Agreement or any other documents delivered to BOC in connection with the Closing.

(g) Consents to Assignment; Estoppel Certificates. Randolph shall have obtained and delivered to BOC the consents to assignments of leases and contracts and landlords’ estoppel certificates requested by BOC as described in Paragraph 4.01(i) above.

(h) Director Resignations. Randolph shall have obtained and delivered to BOC the resignations of all of its directors in form and substance reasonably satisfactory to BOC.

(i) Director Retirement. Randolph shall have obtained and delivered to BOC the modification and release agreements described in Paragraph 6.06(b) in form and substance reasonably satisfactory to BOC.

(j) Option Termination. Randolph shall have obtained and delivered to BOC the Option Releases described in Paragraph 6.14.

(k) Acceptance by BOC’s Counsel. The form and substance of all legal matters described in this Agreement or related to the transactions contemplated herein shall be reasonably acceptable to BOC’s legal counsel.

(l) No Termination or Abandonment. This Agreement shall not have been terminated or abandoned by Randolph.

ARTICLE VIII

TERMINATION; BREACH; REMEDIES

8.01 Mutual Termination. At any time prior to the Effective Time (and whether before or after approval hereof by the shareholders of Randolph and BOCC), this Agreement may be terminated by the mutual agreement of Randolph and BOC. Upon any such mutual termination, all obligations of Randolph and BOC hereunder shall terminate and each party shall pay its own costs and expenses as provided in Paragraph 6.11.

8.02 Unilateral Termination. Prior to the Effective Time, this Agreement may be terminated by either BOC or Randolph (whether before or after approval hereof by Randolph’s and BOCC’s shareholders) upon written notice to the other parties in the manner provided herein and under the circumstances described below.

(a) Termination by BOC. This Agreement may be terminated by BOC by action of its Board of Directors or Executive Committee:

(i) if Randolph shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article IV or VI herein in any material respect;

(ii) if (A) there shall have occurred any Randolph Material Change, or any event or development, or any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such Randolph Material Change. or (B) any of Randolph’s representations or warranties contained in Article II above or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of Randolph, or there has occurred any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of Randolph, and which, in any event, has or will have a Randolph Material Effect or, following the Effective Time, would have a BOC Material Effect;

(iii) if, notwithstanding BOC’s satisfaction of its obligations under Paragraphs 6.01 and 6.03 above, Randolph’s shareholders do not ratify and approve this Agreement and the Merger at the Randolph Shareholders’ Meeting or, barring any delay caused by either the SEC or FDIC, if the Randolph Shareholders’ Meeting is not held by September 30, 2007;

(iv) if, notwithstanding BOCC’s satisfaction of its obligations under Paragraphs 5.01, 6.01 and 6.03 above, BOCC’s shareholders do not ratify and approve this Agreement and the Merger at the BOCC Shareholders’ Meeting;

(v) if the Merger shall not have become effective on or before December 31, 2007, or such later date as shall be mutually agreed upon in writing by BOC and Randolph;

(vi) if the shareholders of Randolph and/or BOCC exercise their right of dissent and appraisal under Article 13 of the North Carolina Business Corporation Act with respect to (A) an aggregate number of shares of Randolph Common Stock or BOCC Stock such as would result in a reduction of five percent or more in the aggregate number of shares of BOCC Stock that otherwise would be outstanding following the Effective Time, or (B) more than twenty percent of the shares of Randolph Preferred Stock;

(vii) under the circumstances described in Paragraph 6.05;

(viii) if (A) for the reasons and to the extent permitted by Paragraph 4.01(a), the Proxy Statement distributed by Randolph to its shareholders in connection with the Randolph Shareholders’ Meeting does not state that Randolph’s Board of Directors considers the Merger to be advisable and in the best interests of Randolph and its shareholders and that the Board recommends that Randolph’s shareholders vote for approval of the Plan of Merger (or, after having made such a recommendation in the Proxy Statement, the Board withdraws, qualifies or revises that recommendation in any material respect), or (B) for the reasons and to the extent permitted by Paragraph 4.02(l), Randolph takes one of the actions described in Paragraph 4.02(l); or

(ix) if, within 20 days following its receipt of the Randolph Audited Financial Statements for the year ending December 31, 2006, BOC and BOCC in their discretion give notice of termination based on material differences between these Randolph Audited Financial Statements and the Randolph Draft Financial Statements; provided, for purposes of this Paragraph 8.02(a)(ix), the phrase “material differences” shall include, without limitation, a reduction of capital in the amount of $500,000 or more.

However, before BOC may terminate this Agreement for either of the reasons specified in clauses (i) or (ii) of this Paragraph 8.02(a), it shall give written notice to Randolph in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by BOC shall not become effective if, within 30 days following the giving of such notice or such additional time as BOC may allow in its discretion, Randolph shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of BOC. In the event Randolph cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of BOC within such notice period, termination of this Agreement by BOC thereafter shall be effective upon their giving of written notice thereof to Randolph in the manner provided herein.

(b) Termination by Randolph. Prior to the Effective Time, this Agreement may be terminated by Randolph by action of its Board of Directors:

(i) if BOC shall have violated or failed to fully perform any of its obligations, covenants or agreements contained in Article V or VI herein in any material respect;

(ii) if (A) there shall have occurred any BOC Material Change, or any event or development, or any condition or circumstance which, with the lapse of time or otherwise, may or could cause, create or result in any such BOC Material Change or (B) any of BOC’s representations and warranties contained in Article III herein or in any other certificate or writing delivered pursuant to this Agreement shall have been false or misleading in any material respect when made or would have been false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of BOC, or there has occurred any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, may or could cause any such representations or warranties to become false or misleading in any material respect or that would cause any such representation or warranty to become false or misleading in any material respect except for the fact that the representation or warranty was limited to or qualified based on the Best Knowledge of BOC, and which, in any event, has or will have a BOC Material Effect;

(iii) if, notwithstanding Randolph’s satisfaction of its obligations under Paragraphs 6.01 and 6.03 above, BOCC’s shareholders do not ratify and approve this Agreement and the Merger at the BOCC Shareholders’ Meeting or, barring any delay caused by either the SEC or FDIC, if the BOCC Shareholders’ Meeting is not held by September 30, 2007;

(iv) if, notwithstanding Randolph’s satisfaction of its obligations under Paragraphs 4.01(a), 6.01 and 6.03 above, its shareholders do not ratify and approve this Agreement and the Merger at the Randolph Shareholders’ Meeting;

(v) if the Merger shall not have become effective on or before December 31, 2007, unless such date is extended as evidenced by the written mutual agreement of the parties hereto or

(vi) in the event that the Board of Directors of Randolph determines in good faith, after consultation with and receipt of the advice of its outside counsel and financial advisers, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to Randolph and to Randolph’s shareholders under applicable law; provided, however, that Randolph’s Board of Directors may terminate this Agreement pursuant to this Paragraph 8.02(b)(vi) only if it concurrently enters into an Acquisition Agreement related to a Superior Proposal; and, provided further, however, that this Agreement may be terminated pursuant to this Paragraph 8.02(b)(vi) only after the tenth business day following BOC’s receipt of written notice advising BOC that the Board of Directors of Randolph is prepared to accept a Superior Proposal, and only if, during such ten-day period, if BOC so elects, Randolph and its advisers shall have negotiated in good faith with BOC to make such adjustments in the terms and conditions of this Agreement as would enable Randolph to proceed with the transactions contemplated herein on such adjusted terms.

However, before Randolph may terminate this Agreement for either of the reasons specified in clauses (i) or (ii) of this Paragraph 8.02(b), it shall give written notice to BOC in the manner provided herein stating its intent to terminate and a description of the specific breach, default, violation or other condition giving rise to its right to so terminate, and such termination by Randolph shall not become effective if, within 30 days following the giving of such notice or such additional time as Randolph may allow in its discretion, BOC shall cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Randolph. In the event BOC cannot or does not cure such breach, default or violation or satisfy such condition to the reasonable satisfaction of Randolph within such notice period, termination of this Agreement by Randolph thereafter shall be effective upon its giving of written notice thereof to BOC in the manner provided herein.

(c) Termination or Change in Exchange Ratio based on Change in Closing Price.

(i) Action by Randolph. If on the “Determination Date” (as defined below), the “Average Closing Price” (as defined below) of BOCC Stock shall be less than the product of 0.80 and the “Starting Price” (as defined below), then during the ten-day period commencing two days after the Determination Date the Board of Directors of Randolph may determine, by a vote of a majority of the members of its entire Board to give prompt written notice BOCC that it intends to terminate the Agreement unless BOCC elects to increase the Exchange Ratio under this Paragraph 8.02(c)(1) . During the ten-day period commencing with its receipt of such notice, BOCC may elect to increase the Exchange Ratio to equal the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (x) the product of 0.80, the Starting Price, and Exchange Ratio (as then in effect) by (y) the Average Closing Price. Within such ten-day period, BOCC shall give prompt written notice to Randolph of whether it elects to increase the Exchange Ratio. If BOCC’s notice states that it elects to so increase the Exchange Ratio, then no termination shall have occurred pursuant to this Paragraph 8.02(c)(1) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted. If BOCC’s notice states that it has elected not to increase the Exchange Ratio, this Agreement will be terminated unless Randolph, within the ten-day period commencing after delivery of BOCC’s notice, notifies BOCC that the Board of Directors of Randolph has determined, by a vote of a majority of the members of its entire Board, not to terminate this Agreement.

(ii) Action by BOCC. If on the Determination Date the Average Closing Price of BOCC Stock shall be more than the product of 1.20 and the Starting Price, then during the ten-day period commencing two days after the Determination Date, the Board of Directors of BOCC may elect, by a vote of a majority of the members of its entire Board, to decrease the Exchange Ratio to equal the quotient (rounded to the nearest one-ten-thousandth) obtained by dividing (x) the product of 1.20, the Starting Price, and Exchange Ratio (as then in effect) by (y) the Average Closing Price. If BOCC makes this election it shall give prompt written notice to Randolph of this election and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted.

For purposes of this Paragraph 8.02(c), the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily last sales prices of BOCC Stock as reported on the Nasdaq Capital Market for the twenty consecutive full trading days in which such shares are traded on the Nasdaq Capital Market ending at the close of trading on the Determination Date.

“Determination Date” shall mean the later of the date on which both (i) the approval of the Regulatory Authorities of the Merger (without regard to any requisite waiting period thereof) shall have been received and (ii) the shareholders of both Randolph and BOCC shall have approved the Merger at their respective shareholders’ meetings.

“Starting Price” shall mean the average of the daily last sales price per share of BOCC Stock as reported on the Nasdaq Capital Market for the twenty consecutive full trading days in which such shares are traded on the Nasdaq Capital Market ending at the close of trading on April 12, 2007.

(d) Survival of Certain Covenants Following Termination. Notwithstanding anything contained in this Agreement to the contrary, Randolph’s and BOC’s respective obligations and liabilities pursuant to Paragraph 6.04 and Articles VIII and IX of this Agreement shall not be affected by a termination of this Agreement, and, following any such termination, those obligations and liabilities shall survive, remain in full force and effect and be fully enforceable in accordance with their terms.

8.03 Breach; Remedies.

(a) Except as otherwise provided in this Paragraph 8.03, and subject to Paragraph 8.04, (i) in the event of a breach by Randolph of any of its representations or warranties contained in Article II of this Agreement or in any other certificate or writing delivered pursuant to this Agreement, or in the event of Randolph’s failure to perform or violation of any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then BOC’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(a); and (ii) in the event of any such termination of this Agreement by BOC due to a failure by Randolph to perform any of its obligations, agreements or covenants contained in Articles IV or VI of this Agreement, then Randolph shall be obligated to reimburse BOC and BOCC for up to (but not more than) $300,000 in expenses described in Paragraph 6.11 which actually have been incurred by BOC and BOCC.

(b) Likewise, and except as otherwise provided in this Paragraph 8.03, and subject to Paragraph 8.04, (i) in the event of a breach by BOC of any of its representations or warranties contained in Article III of this Agreement, or in the event of BOC’s failure to perform or violation of any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then Randolph’s sole right and remedy shall be to terminate this Agreement prior to the Effective Time as provided in Paragraph 8.02(b); and (ii) in the event of any such termination of this Agreement by Randolph due to a failure by BOC to perform any of its obligations, agreements or covenants contained in Articles V or VI of this Agreement, then BOC shall be obligated to reimburse Randolph for up to (but not more than) $300,000 in expenses described in Paragraph 6.11 which actually have been incurred by Randolph.

(c) Notwithstanding subparagraphs 8.02(a) and 8.02(b), or any other provision of this Agreement to the contrary:

(i) if either party to this Agreement breaches this Agreement by willfully or intentionally failing to perform or violating any of its obligations, agreements or covenants contained in Articles IV, V or VI of this Agreement, that party shall be obligated to pay all expenses of the other parties described in Paragraph 6.11; and,

(ii) either party shall be entitled to commence a suit at law for the purposes of (A) obtaining appropriate equitable relief in the event of a violation, or imminent violation, by the other party of Section 6.04 above, or (B) enforcing the indemnification obligation of the other party under Article IX of this Agreement.

8.04 Termination Fees.

(a) If BOC terminates this Agreement pursuant to Paragraph 8.02(a)(viii), then Randolph shall pay BOC a termination fee in the amount of $500,000. If at any time after the date of this Agreement and before the date 12 months after such termination Randolph shall have executed or entered into an Acquisition Agreement, then Randolph shall be obligated to pay BOC an additional termination fee in the amount of $1,000,000.

(b) If this Agreement is terminated by BOC pursuant to Paragraph 8.02(a)(i) where Randolph’s failure to fully perform any of its obligations, covenants or agreements that gives rise to such termination was for reasons reasonably within Randolph’s control, then Randolph shall be obligated to pay BOC a termination fee in the amount of $200,000. If at any time after the date of this Agreement and before the date 12 months after such termination Randolph shall have executed or entered into an Acquisition Agreement, then Randolph shall be obligated to pay BOC an additional termination fee in the amount of $1,000,000.

(c) If this Agreement is terminated by Randolph pursuant to Paragraph 8.02(b)(i) where BOC’s failure to fully perform any of its obligations, covenants or agreements that gives rise to such termination was for reasons reasonably within BOC’s control, then BOC shall be obligated to pay Randolph a termination fee in the amount of $200,000.

(d) If Randolph terminates this Agreement pursuant to Paragraph 8.02(b)(vi), then Randolph shall be obligated to make payment to BOC of a termination fee in the amount of $1,500,000.

(e) Any termination fees payable under this Paragraph 8.04 shall be paid by wire transfer of immediately available funds within two business days following, as applicable, termination or the date an Acquisition Agreement is executed or entered into.

(f) Any termination fees payable under this Paragraph 8.04 shall be in addition to, and not in lieu of, any other amounts that also may become payable by any of them pursuant to Paragraph 8.03 above.

ARTICLE IX

INDEMNIFICATION

9.01 Indemnification Following Termination of Agreement.

(a) By Randolph. Randolph agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend BOC and BOCC and their officers, directors, attorneys, financial advisors and consultants from and against any and all claims, disputes, demands, causes of action, suits or proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by BOC, BOCC, or their successors, assigns, subsidiary entities, officers, directors, attorneys, financial advisors and consultants:

(i) in connection with or which arise out of, result from, or are based upon (A) Randolph’s or Randolph Investment ‘s operations or business transactions or their relationships with any of their employees, or (B) Randolph’s or Randolph Investment’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by Randolph of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of Randolph to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by Randolph which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus at the time of its mailing to Randolph’s and BOCC’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

(b) By BOC. BOC agrees that, in the event this Agreement is terminated for any reason and the Merger is not consummated, it will indemnify, hold harmless and defend Randolph and its officers, directors, attorneys, financial advisors and consultants from and against any and all claims, disputes, demands, causes of action, suits, proceedings of any third party (including any Regulatory Authority), together with all losses, damages, liabilities, obligations, costs and expenses of every kind and nature in connection therewith (including without limitation reasonable attorneys’ fees and legal costs and expenses in connection therewith), whether known or unknown, and whether now existing or hereafter arising, which may be threatened against, incurred, undertaken, received or paid by Randolph or its successors, assigns, subsidiary entities, officers, directors, attorneys, financial advisors and consultants:

(i) in connection with or which arise out of, result from, or are based upon (A) BOCC’s or BOC’s operations or business transactions or their relationships with any of their employees, or (B) BOCC’s or BOC’s failure to comply with any statute or regulation of any federal, state or local government or agency (or any political subdivision thereof) in connection with the transactions described in this Agreement;

(ii) in connection with or which arise out of, result from, or are based upon any fact, condition or circumstance that constitutes a breach by BOC of, or any inaccuracy, incompleteness or inadequacy in, any of its representations or warranties under or in connection with this Agreement, or any failure of BOCC to perform any of its covenants, agreements or obligations under or in connection with this Agreement; or,

(iii) in connection with or which arise out of, result from, or are based upon any information provided by BOC which is included in the Proxy Statement/Prospectus and which information causes the Proxy Statement/Prospectus at the time of its mailing to Randolph’s and BOCC’s shareholders to contain any untrue statement of a material fact or to omit any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not false or misleading.

9.02 Procedure for Claiming Indemnification. If any matter subject to indemnification under this Article IX arises in the form of a claim (herein referred to as a “Third Party Claim”) against BOC or BOCC, or Randolph, or their respective successors and assigns, or any of their respective subsidiary entities, officers, directors, attorneys, financial advisors or consultants (collectively, “Indemnitees”), the Indemnitee promptly shall give notice and details thereof, including copies of all pleadings and pertinent documents, to the party obligated for indemnification hereunder (the “Indemnitor”). Within 15 days of such notice, the Indemnitor either (i) shall pay the Third Party Claim either in full or upon agreed compromise, or (ii) shall notify the applicable Indemnitee that the Indemnitor disputes the Third Party Claim and intends to defend against it, and thereafter shall so defend and pay any adverse final judgment or award in regard thereto. Such defense shall be controlled by the Indemnitor and the cost of such defense shall be borne by it, except that the Indemnitee shall have the right to participate in such defense at its own expense and provided that the Indemnitor shall have no right in connection with any such defense or the resolution of any such Third Party Claim to impose any cost, restriction, limitation or condition of any kind that compromises the Indemnitee hereunder. In the case of an Indemnitee that is an officer, director or attorney of a party to this Agreement, then the party with which that Indemnitee is associated agrees that it shall cooperate in all reasonable respects in the defense of any such Third Party Claim, including making personnel, books and records relevant to the Third Party Claim available to the Indemnitor without charge therefor except for out-of-pocket expenses. If the Indemnitor fails to take action within 15 days as hereinabove provided or, having taken such action, thereafter fails diligently to defend and resolve the Third Party Claim, the Indemnitee shall have the right to pay, compromise or defend the Third Party Claim and to assert the indemnification provisions hereof. The Indemnitee also shall have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnitor.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.01 Survival of Representations, Warranties, Indemnification and Other Agreements. Except as otherwise provided in Paragraph 8.02(c) above, none of the representations, warranties or agreements of Randolph or BOC contained in this Agreement shall survive consummation of the Merger, and neither party shall have any right after the Effective Time to recover damages or any other relief from any other party to this Agreement by reason of any breach of representation or warranty, any nonfulfillment or nonperformance of any agreement contained herein, or otherwise.

10.02 Waiver. Any term or condition of this Agreement may be waived (except as to matters of regulatory approvals and other approvals required by law), either in whole or in part, at any time by the party which is, and whose shareholders are, entitled to the benefits thereof; provided, however, that any such waiver shall be effective only upon a determination by the waiving party (through action of its Board of Directors or its Chief Executive Officer) that such waiver would not adversely affect the interests of the waiving party or its shareholders; and, provided further, that no waiver of any term or condition of this Agreement by any party shall be effective unless such waiver is in writing and signed by the waiving party, nor shall any such waiver be construed to be a waiver of any succeeding breach of the same term or condition or a waiver of any other or different term of condition. No failure or delay of either party to exercise any power, or to insist upon a strict compliance by the other party of any obligation, and no custom or practice at variance with any terms hereof, shall constitute a waiver of the right of any either to demand full and complete compliance with such terms.

10.03 Amendment. This Agreement may be amended, modified or supplemented at any time or from time to time prior to the Effective Time, and either before or after its approval by the shareholders of Randolph and BOCC, by an agreement in writing approved by the Boards of Directors of BOC and Randolph or their Chief Executive Officers, executed in the same manner as this Agreement; provided however, that, except with the further approval of Randolph’s and BOCC’s shareholders of that change or as otherwise provided herein, following approval of this Agreement by Randolph’s and BOCC’s shareholders no change may be made in the amount of consideration into which each share of Randolph Stock will be converted.

10.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier, or by U.S. mail, first class postage prepaid, and addressed as follows (or to such other address as shall have been communicated by like notice to the party giving the notice):

If to Randolph, to:	With copy to:

Randolph Bank & Trust Company PO Box 1888 Asheboro, North Carolina 27204-1888 175 North Fayetteville Street Asheboro, North Carolina 27204-5513 Attn: K. Reid Pollard, CEO	Phillip B. Kennedy Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615

If to BOC or BOCC, to:	With copy to:

Bank of the Carolinas PO Box 129 Mocksville, North Carolina 27028-0129 135 Boxwood Village Mocksville, North Carolina 27028-2941 Attn: Robert E. Marziano, CEO	E. Knox Proctor V Ward and Smith, P.A. 1001 College Court New Bern, NC 28562

10.05 Further Assurance. Randolph and BOC agree to furnish each other such further assurances with respect to the matters contemplated in this Agreement and their respective agreements, covenants, representations and warranties contained herein, including the opinion of legal counsel, as such other party may reasonably request.

10.06 Headings and Captions. Headings and captions of the Paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part hereof.

10.07 Gender and Number. As used in this Agreement, the masculine gender shall include the feminine and neuter, the singular number shall include the plural, and vice versa, whenever such meanings are appropriate.

10.08 Entire Agreement. This Agreement (including all schedules and exhibits attached hereto and all documents incorporated herein by reference) contains the entire agreement of the parties with respect to the transactions described herein and supersedes any and all other oral or written agreement(s) heretofore made, and there are no representations or inducements by or to, or any agreements between, either of the parties hereto other than those contained herein in writing.

10.09 Severability of Provisions. The invalidity or unenforceability of any term, phrase, clause, paragraph, restriction, covenant, agreement or other provision hereof shall in no way affect the validity or enforceability of any other provision or part hereof.

10.10 Assignment. This Agreement may not be assigned by either party hereto except with the prior written consent of the other party.

10.11 Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which shall be considered an original and which together shall constitute one agreement.

10.12 Governing Law. This Agreement is made in and shall be construed and enforced in accordance with the laws of North Carolina.

10.13 Previously Disclosed Information. As used in this Agreement, “Previously Disclosed” shall mean the disclosure of information by Randolph to BOC and BOCC, or by BOC and BOCC to Randolph, as of April 12, 2007, in a letter delivered by the disclosing party to the other party specifically referring to this Agreement, and arranged in paragraphs corresponding to the Paragraphs, Subparagraphs and items of this Agreement applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Paragraph, Subparagraph or item of this Agreement only to the extent that a specific reference thereto is made in connection with disclosure of such information at the time of such delivery.

10.14 Best Knowledge. The terms “Best Knowledge,” “Knowledge” and “Known” as used in this Agreement with reference to certain facts or information shall be deemed to refer to facts or information of which, in the case of the Knowledge of Randolph, executive officers of Randolph and Randolph Investment are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their management duties, or which, in the case of the Knowledge of BOC, executive officers of BOCC or BOC are consciously aware or of which they should have become consciously aware in the ordinary course of business and the performance of their management duties.

10.15 Inspection. Any right of BOC under this Agreement to investigate or inspect the premises, properties, books, records, files and other assets or information of Randolph or Randolph Investment in no way shall establish any presumption that BOC should have conducted any investigation or that such right has been exercised by BOC, its agents, representatives or others. Any investigations or inspections actually made by BOC or its agents, representatives or others prior to the date of this Agreement or otherwise prior to the Effective Time shall not be deemed in any way in derogation or limitation of the covenants, representations and warranties made by or on behalf of Randolph in this Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Randolph and BOC each has caused this Agreement to be executed in its name by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

RANDOLPH BANK & TRUST COMPANY
[CORPORATE SEAL]

ATTEST:	By:	/s/ K. Reid Pollard
K. Reid Pollard
President and Chief Executive Officer
/s/ Doris H. Smith
Secretary

BANK OF THE CAROLINAS
[CORPORATE SEAL]

ATTEST:	By:	/s/ Robert E. Marziano
Robert E. Marziano
Chairman and Chief Executive Officer
/s/ Joy L. Chaffin
Secretary

BANK OF THE CAROLINAS CORPORATION
[CORPORATE SEAL]

ATTEST:	By:	/s/ Robert E. Marziano
Robert E. Marziano
Chairman and Chief Executive Officer
/s/ Joy L. Chaffin
Secretary

EXHIBIT A

FORM OF AFFILIATES AGREEMENT

            , 2007

Bank of the Carolinas Corporation

135 Boxwood Village

Mocksville, North Carolina 27028-2941

Dear Sirs and Madams:

Pursuant to the terms of that certain Agreement and Plan of Reorganization and Merger dated as of April 12, 2007 (the “Agreement”), by and between Randolph Bank & Trust Company (“Randolph”) and Bank of the Carolinas, and joined in by Bank of the Carolinas Corporation (“BOCC”) and, it is proposed that each share of Randolph’s outstanding common stock (“Randolph Common Stock”) held of record by its shareholders automatically will be converted into shares of BOCC’s common stock (“BOCC Stock”).

For purposes of this letter, the following terms shall have the meanings indicated below:

A “Commission”—The Securities and Exchange Commission.

B “Act”—The Securities Act of 1933, as amended.

C “Rule 144” and “Rule 145”—Rules 144 and 145 promulgated by the Commission under the Act.

D “Person”—A “Person” as such term is defined in Rule 144.

E “Affiliate”—An “Affiliate,” as such term is defined in Rule 144, of Randolph or BOCC.

F “Related Person”—A Person related to an Affiliate.

The undersigned understands and agrees that he or she is considered to be an Affiliate or a Related Person of BOCC or Randolph. The undersigned further understands and agrees that the Act requires that certain transfer and resale restrictions be placed on any shares of BOCC Stock received by an Affiliate or by a Related Person in connection with the Merger, and that BOCC has an obligation to take reasonable steps to prevent violations of those restrictions. For that reason, the undersigned is entering into this Agreement with BOCC to evidence the undersigned’s agreement to comply with restrictions under the Act with respect to the BOCC Stock received by the undersigned.

The undersigned (jointly and severally if more than one) hereby represents and warrants to, and agrees with, BOCC as follows:

A The undersigned Affiliate and Related Persons, if any, each agrees that he or she is an Affiliate, or a Related Person, of Randolph or BOCC.

B The names of all Related Persons, if any, of the undersigned Affiliate who may receive BOCC Stock in connection with the Merger are listed on the signature page hereto and this letter agreement also has been signed by them or on their behalf.

C The undersigned Affiliate and each of the undersigned Related Persons, if any, have carefully read this letter and have discussed its requirements and other applicable limitations upon the sale, transfer or other disposition of all BOCC Stock received by them in connection with the Merger, to the extent they deem necessary, with their own legal counsel.

D The undersigned Affiliate and each of the undersigned Related Persons, if any, are not participants in or aware of any plan, arrangement, understanding or proposal (whether written or oral, formal or informal) pursuant to which any individual holder or group of holders of 50% or more of the outstanding shares of Randolph’s capital stock intend to sell or otherwise dispose of the BOCC Stock to be received by them pursuant to the Merger.

The undersigned (jointly and severally if more than one) hereby covenants and agrees with BOCC as follows:

A The undersigned Affiliate and each of the undersigned Related Persons, if any, has been informed that, since at the time the Merger is to be submitted to a vote of Randolph’s shareholders the Affiliate and each such Related Person was considered to be an Affiliate of Randolph or BOCC, any resale by the Affiliate or a Related Person of any such BOCC Stock would require either (i) the registration under the Act of the BOCC Stock to be sold, (ii) compliance by the Affiliate or such Related Person with the requirements of Rule 145(d) promulgated under the Act, or (iii) the availability of another exemption from the registration requirements of the Act.

B Following the date of the Merger, neither the undersigned Affiliate nor any of the undersigned Related Persons, if any, will make any sale, transfer or other disposition of BOCC Stock acquired by them in connection with the Merger except in compliance with the requirements of the Act and the rules and regulations of the Commission (including Rule 145) promulgated thereunder.

C The undersigned understands that BOCC is under no obligation to register the sale, transfer or other disposition of the BOCC Stock for them or on their behalf or to take any other action necessary in order to render available an exemption (including without limitation Rule 145) from the registration requirements of the Act. Therefore, they may be compelled to hold such shares for a period of at least two years after which such shares may be sold, transferred, or otherwise disposed of without restriction, provided that at the time of any such sale, transfer or other disposition they are not considered to be Affiliates of BOCC. Further, if the undersigned Affiliate or Related Person is or becomes an “affiliate” of BOCC, then the above two-year rule will not apply and that person’s BOCC Stock may have to be held indefinitely.

D BOCC may place transfer restrictions on the shares of BOCC Stock held by the Affiliate and each of the Related Persons, if any, which are subject to this Agreement, and there will be placed on the certificates evidencing such shares, and any substitutions therefor, a legend stating in substance as follows:

“The shares of Common Stock of Bank of the Carolinas Corporation (“BOCC”), represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be transferred only in accordance with the terms of an Agreement dated as of April 12, 2007, between the registered holder hereof and BOCC, a copy of which Agreement is on file at BOCC’s principal office in Mocksville, North Carolina.

Yours very truly,

Affiliate:

(SEAL)

Related Persons:

(SEAL)

(SEAL)